EXHIBIT 99.1

These materials are important and require your immediate attention. They require shareholders of Americas Gold and Silver Corporation to make important decisions. If you are in doubt about how to make such decisions, please contact your financial, legal, tax or other professional advisors. If you are a shareholder of Americas Gold and Silver Corporation and have any questions regarding the information contained in this Information Circular or require assistance in completing your form of proxy or voting instruction form, please contact Carson Proxy Advisors, the Company’s proxy solicitor, at North American toll free phone at 1-800-530-5189, local (collect outside North America): 416-751-2066 or by email at info@carsonproxy.com.

AMERICAS GOLD AND SILVER CORPORATION

Americas Gold and Silver Corporation

Notice of Special Meeting of Shareholders

to be held on December 17, 2024

and

Management Information Circular

November 7, 2024

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF AMERICAS GOLD AND SILVER CORPORATION VOTE IN FAVOUR OF EACH OF THE SHAREHOLDER RESOLUTIONS BY VOTING ‘FOR’ THE RESOLUTIONS

LETTER TO THE SHAREHOLDERS FROM THE CEO

Dear fellow shareholders,

Following the announcement by the Company on October 9, 2024 that it has agreed to acquire the remaining 40% interest in the Galena Complex, we have seen a tremendous response from shareholders. I have written many times regarding my gratitude to our stakeholders for their patience as the Company navigates through uncertain market conditions and strives to strengthen the Company’s financial position. I am confident that this transaction, if approved, will strengthen the Company’s balance sheet, and significantly improve the operating performance of our assets and that we will together reap the rewards of our robust portfolio of assets.

This proposed transaction has many important attributes that I believe, as a shareholder myself, will have a positive impact on the Company moving forward:

1.

Galena Complex Consolidation: The consolidation of the Galena Complex in Idaho’s Silver Valley represents a critical strategic move aimed at strengthening the Company’s position during a potentially bullish silver market. With historic production levels reaching 5 million ounces annually, there is an objective to restore output to these levels in the coming years, leveraging both operational enhancements and strategic investment.

2.

Leadership Transition: Paul Andre Huet has been appointed CEO of the Company effective November 11, 2024, and will become both Chairman and CEO, upon closing of the transaction. Paul brings extensive experience in underground mining and a track record of operational excellence. His background as a skilled mining operator with long-standing industry connections is anticipated to drive strategic growth and operational improvements for the Company. We are confident Paul can unlock the full potential of the Galena Complex by investing in critical infrastructure and re-evaluating mining methodologies. After site assessments, he has identified key areas for improvement, with a particular focus on enhancing safety and productivity.

3.

Financial Backing and Strategic Partnership: In addition to the funds raised by the bought deal private placement of subscription receipts and anticipated debt refinancing, the partnership with renowned precious metals investor Eric Sprott provides both a robust capital foundation and increased credibility. The capital infusion from the subscription receipts will support operational advancements and strategic investments, particularly in infrastructure improvements and the optimization of our mining assets.

In summary, Americas Gold and Silver is positioning itself for growth through strong leadership, increased financial stability, and a clear operational strategy aimed at maximizing the potential of its assets.

This Information Circular serves to provide comprehensive details on all matters slated for discussion at the upcoming meeting of shareholders. I extend a warm invitation for you to exercise your right to vote on all agenda items during the meeting. Your participation is invaluable, and I urge you to cast your vote in the manner most convenient for you. This process is facilitated through options such as voting by proxy online, by phone, or via mail. We kindly request that you submit your vote at your earliest convenience.

Thank you for your continued support.

Sincerely,

“Darren Blasutti”

Darren Blasutti, President and Chief Executive Officer

AMERICAS GOLD AND SILVER CORPORATION

SUITE 2870 – 145 KING STREET WEST

TORONTO, ON, M5H 1J8

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders of Americas Gold and Silver Corporation (the “Company”) will be held at The Green Room, 200 King Street West, Main Lobby, Toronto, ON M5H 3T4 on Tuesday, December 17, 2024 at 10:00 a.m. (Eastern Time) for the following purposes:

1.

to consider, and, if thought advisable, to pass, with or without amendment, an ordinary resolution, approving the issuance of (i) 117,270,000 common shares in the capital of the Company (“Americas Shares”) to Sprott Mining Inc. (or as otherwise directed by Sprott Mining Inc.), and (ii) 52,730,000 Americas Shares to the Sprott Preferred Sellers (as such term is defined in the information circular accompanying this notice (the “Information Circular”)) (or as otherwise directed by Paul Huet as representative of the Sprott Preferred Sellers), each as part of the purchase price consideration payable by the Company pursuant to a purchase agreement dated October 9, 2024 by and among the Company, Sprott Mining Inc., Sprott General Partner, Sprott Holdings, Sprott LP and Paul Huet (the “Securities Purchase Agreement Resolution”);

2.

to consider, and, if thought advisable, to pass, with or without amendment, an ordinary resolution, approving the issuance of 125,000,000 Americas Shares, issuable upon the exchange of subscription receipts of the Company (“Subscription Receipts”) for Americas Shares, pursuant to a private placement of Subscription Receipts, at an issue price per Subscription Receipt of C$0.40 (the “Subscription Receipt Private Placement Resolution”);

3.

to consider, and, if thought advisable, to pass, with or without amendment, an ordinary resolution approving the issuance of 682,850 Americas Shares to Edgehill Advisory Ltd. (“Edgehill”), at a price per Americas Share of C$0.40, as partial payment of the fee payable to Edgehill pursuant to Edgehill’s engagement as financial advisor to the Company concerning the Securities Purchase Agreement and the Subscription Receipt Private Placement (the “Advisor Share Issuance Resolution”);

4.

to consider and, if deemed advisable, pass an ordinary resolution authorizing the issuance of 305,682,850 Americas Shares, being the aggregate of the Americas Shares issuable pursuant to items 1, 2 and 3 above and 10,000,000 Americas Shares issuable pursuant to the Concurrent Private Placement (as such term is defined in the Information Circular), representing dilution in excess of 25% of the currently issued and outstanding Americas Shares (the “Aggregate Share Issuance Resolution”); and

5.	to transact such other business as may properly be put before the Meeting.

The board of directors of the Company unanimously recommends that holders of common shares in the capital of the Company (“Shareholders”) vote FOR each of the foregoing resolutions at the Meeting. The Transaction (as such term is defined in the Information Circular) cannot be completed unless the foregoing resolutions are duly approved by Americas Shareholders at the Meeting.

The TSX Company Manual requires that Shareholder approval be obtained in respect of each of the above Transaction Resolutions (as such term is defined in the Information Circular) because:

(i) an aggregate of 305,682,850 Americas Shares are issuable pursuant to the Transaction, which is expected to result in dilution of 114% based on the issued and outstanding Americas Shares at the time of entering into the Transaction, exceeding 25% of the issued and outstanding Americas Shares as at the time the Transaction was entered into;

(ii) the 117,270,000 Americas Shares issuable to Sprott Mining Inc. will result in Sprott Mining Inc. having beneficial ownership, control or direction over greater than 20% of the issued and outstanding Americas Shares on closing of the Transaction (and would therefore be reasonably expected to materially affect control of Americas); and

(iii) the Edgehill Shares and the Subscription Receipts issued in connection with the Subscription Receipt Private Placement were priced at C$0.40 per Americas Share and Subscription Receipt, respectively, at a time when undisclosed Material Information of Americas existed (namely, the Transaction), and applicable pricing exceptions are not available to Americas in the circumstances.

All Shareholders are entitled to attend and vote at the Meeting in person or by proxy in accordance with the procedures described in the Information Circular. The board of directors of the Company requests that all Shareholders who will not be attending the Meeting in person read, date and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. (“Computershare”). If a Shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, by 10:00 a.m. (Eastern Time) on December 13, 2024 (or at least 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on November 4, 2024 will be entitled to vote at the Meeting.

If you have any questions regarding this notice or the Meeting, or need assistance in completing your form of proxy, please contact Carson Proxy Advisors the Company’s proxy solicitor, at North American toll free phone at 1-800-530-5189, local (collect outside North America): 416-751-2066 or by email at info@carsonproxy.com.

DATED at Toronto, Ontario, the 7th day of November, 2024.

ON BEHALF OF THE BOARD

(signed) “Darren Blasutti”

Darren Blasutti

President and Chief Executive Officer

Meeting Matters Summary

This summary highlights information contained elsewhere in this Information Circular. It does not contain all the information that you should consider. Please read the entire Information Circular carefully before voting.

Meeting Information

	Date:	Tuesday December 17, 2024

	Time:	10:00 a.m. EDT
Voting Recommendations	Place:	The Green Room, 200 King Street West Main Lobby Toronto, ON M5H 3T4
Proposal	Board Recommendation
How you can vote:
Securities Purchase Agreement Resolution	FOR

Your vote is important. To ensure that your Americas Shares will be represented and voted at the meeting, please submit your vote as soon as possible by one of the following methods:

Internet

You will need to have your proxy form or voting instruction form in hand. Go to the website listed on the form that you received and follow the instructions on the screen.

Subscription Receipt Private Placement Resolution	FOR

Advisor Share Issuance Resolution	FOR

Aggregate Share Issuance Resolution	FOR

Record Date

You are entitled to vote at the Meeting if you were a holder of Americas Shares at the close of business on November 4, 2024.

Vote Deadline

To make sure that your vote is counted, please ensure your vote is received by 10:00 a.m. EDT on December 13, 2024 or 48 hours (excluding Saturdays, Sundays or holidays) before the time of any adjourned or postponed Meeting.

Attending the Special Meeting

If you plan to attend the Meeting, please follow the instructions starting on page 1 of the Notice of Meeting.

Listen Online

To listen online please access the Zoom Webinar by Online Link URL:

https://zoom.us/webinar/register/WN_66fFIWUaQCG3Q9RiX9LG9Q; Toll-Free Dial-in USA and Canada: 1-888-788-0099; International Dial-in: 1-647-374-4685; Meeting ID:  917 0525 6225; Participant Code – just dial # to join. Please note the webinar is listen only and shareholders will not be able to vote, speak or otherwise participate in the meeting via the webinar.

Questions and Reasons to Support the Transaction

See Letter to the Shareholders From the CEO, page 7 – Frequently Asked Questions, page 14 – Transaction Summary and page 19 of Information Circular.

Telephone

You will need to have your proxy form or voting instruction form in hand. Dial the phone number listed on the form that you received and follow the voting prompts.

Mail

Complete your proxy form or voting instruction form and return using the enclosed postage-paid envelope.

How You Can Access the Meeting Materials Online

The Meeting Materials will be available on the Company’s website, www.americas-gold.com, as of November 26, 2024 and will remain on the website for one year thereafter.

TABLE OF CONTENTS

GLOSSARY	1
FREQUENTLY ASKED QUESTIONS ABOUT THE TRANSACTION AND THE MEETING	6
GENERAL INFORMATION	10
Introduction	10
Information for U.S. Shareholders	10
Currency	11
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	11
TRANSACTION SUMMARY	13
The Meeting	13
The Transaction	13
PROXY-RELATED INFORMATION	15
Solicitation of Proxies	15
Appointment and Revocation of Proxy	15
Voting by Registered Shareholders	15
Voting by Beneficial Shareholders	16
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	18
Shareholder Approval of the Transaction	18
Reasons to Support the Transaction	18
Fairness Opinion	19
Recommendation of Americas Board	20
Voting and Support Agreements	20
Transaction Resolutions	21
Other Matters	24
Background to the Transaction	25
Elements of the Transaction and Related Matters	29
Securities Purchase Agreement	29
Subscription Receipt Private Placement	30
Concurrent Private Placement	31
Securities Law Matters and Escrowed Securities	31
Effects of the Transaction	32
Use of Funds and Transaction Expenses	33
Changes to the Americas Board and Management	33
Interest of Certain Persons in Matters to be Acted Upon	36
MI 61-101 Protection of Minority Security Holders	39
Regulatory and Shareholder Approvals and Filings	40
Conditional TSX Approval	40
INFORMATION CONCERNING AMERICAS	42
Corporate Structure	42
General Development of the Business	44
Description of the Securities	45
Prior Sales	46
Market Price and Trading Volume Information	47
Securities Authorized for Issuance under Equity Compensation Plans	48
Indebtedness of Directors and Officers	48
Auditor, Transfer Agent and Registrar	48
Additional Information	48
INFORMATION CONCERNING SPROTT MINING AND SPROTT MINING SUBSIDIARIES	49
Corporate Structure	49
Description of the Business of Sprott Mining and the pre-Closing Sprott Mining Subsidiaries	50
Description of the Business of Uberiis	50
RISK FACTORS	50
Risks Relating to the Transaction	50
Risks Relating to the Business and Operations of Americas	52
BOARD APPROVAL	53
APPENDIX “A” - FAIRNESS OPINION	54

GLOSSARY

The following terms used in this Information Circular have the following meanings.

“Advisor Share Issuance Resolution” has the meaning given to it in “Particulars of Matters to be Acted Upon at the Meeting – Transaction Resolutions”.

“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, unless stated otherwise.

“Aggregate Share Issuance Resolution” has the meaning given to it in “Particulars of Matters to be Acted Upon at the Meeting – Transaction Resolutions”.

“Americas” or the “Company” means Americas Gold and Silver Corporation, a company existing under the federal laws of Canada.

“Americas Board” means the board of directors of Americas.

“Americas Board Changes” means the changes to the Americas Board that are expected to occur following the Meeting and in connection with the completion of the Transaction, as set out in “Changes to the Americas Board and Management”.

“Americas DSUs” means deferred share units granted under, or governed by, the Americas DSU Plan.

“Americas DSU Plan” means the deferred share unit plan of Americas.

“Americas Options” means stock options granted under, or governed by, the Americas Option Plan to purchase Americas Shares.

“Americas Option Plan” means the amended and restated stock option plan of Americas.

“Americas RSUs” means restricted share units of Americas.

“Americas RSU Plan” means the restricted share unit plan of Americas.

“Americas Shareholders” means holders of Americas Shares, whether such shareholders are registered or hold their Americas Shares beneficially.

“Americas Shares” means common shares in the capital of Americas.

“Americas Silver” has the meaning given to it in the section “Information Concerning Americas – Corporate Structure”.

“April 3 Proposal” has the meaning given to it in the section “Particulars of Matters to be Acted Upon at the Meeting – Background to the Transaction”.

“Associate” has the meaning ascribed thereto in the Securities Act.

“Beneficial Shareholders” means non-registered Americas Shareholders who hold their Americas Shares through their brokers, Intermediaries, trustees or other persons, or who otherwise do not hold their Americas Shares in their own name.

“business day” means any day other than a Saturday, Sunday or a statutory holiday in Toronto, Ontario.

“CBCA” means the Canada Business Corporations Act and all regulations thereunder, as amended from time to time.

1

“CHC” means CHC Student Housing Corp.

“Closing” means the completion of the Transaction together with the completion of all other matters contemplated under the Securities Purchase Agreement, including the conversion of Subscription Receipts into Americas Shares pursuant to the terms of the Subscription Receipt Private Placement.

“Closing Date” means the date on which Closing occurs.

“company” unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

“Computershare” means Computershare Investor Services Inc. or Computershare Trust Company of Canada, as the context may require.

“Concurrent Private Placement” means the private placement of Americas Shares pursuant to a subscription agreement dated October 9, 2024 between a subscriber and Americas, wherein such subscriber has subscribed for 10,000,000 Americas Shares at a subscription price of $0.40 per Americas Share for gross proceeds of $4,000,000.

“Cormark” means Cormark Securities Inc.

“Cosalá” means the operations at the property owned by Americas in Sinaloa, Mexico.

“Daily Rate” has the meaning given to it in the section “General Information – Currency”.

“EC120 Project” means the combined operation of (i) the El Cajon silver-copper development project located at Cosalá and (ii) the Zone 120 silver-copper development project located at Cosalá.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system.

“Edgehill” means Edgehill Advisory Ltd.

“Edgehill Shares” means the 682,850 Americas Shares issuable to Edgehill as partial payment of Edgehill’s fees in relation to Edgehill’s engagement as financial advisor to Americas in connection with the Transaction.

“Escrow Release Conditions” has the meaning ascribed thereto in the Subscription Receipt Agreement.

“Fairness Opinion” means the fairness opinion dated October 7, 2024, prepared by TD.

“February 5 Proposal” has the meaning given to it in the section “Particulars of Matters to be Acted Upon at the Meeting – Background to the Transaction”.

“Galena Complex” means the property in the Coeur d’Alene Mining District of northern Idaho subject to the Galena Joint Venture.

“Galena Joint Venture” means the strategic joint venture entered into on September 9, 2019 between Americas and Sprott LP pursuant to the mine operating and improvements agreement dated September 9, 2019 between Sprott and U.S. Silver-Idaho, Inc., of which U.S. Silver-Idaho (a subsidiary of Americas) owns a 60% interest and Sprott LP owns the remaining 40% interest.

“Information Circular” means this management information circular of Americas, dated November 7, 2024.

“Insider” has the meaning ascribed thereto in the Securities Act and also includes Associates and Affiliates of the Insider.

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“Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

“Joint Bookrunners” means Cormark and TD.

“June 7 Proposal” has the meaning given to it in the section “Particulars of Matters to be Acted Upon at the Meeting – Background to the Transaction”.

“Locked-Up Shareholders” means each of the members of senior management and the directors of Americas, as well as Next Edge Strategic Metals & Commodity Fund, Delbrook Resource Opportunities Fund and Delbrook Resource Opportunities Master Fund.

“Material Information” has the meaning given to it in the section “Particulars of Matters to be Acted Upon at the Meeting – Regulatory and Shareholder Approvals and Filings – TSX Requirements”.

“May 16 Proposal” has the meaning given to it in the section “Particulars of Matters to be Acted Upon at the Meeting – Background to the Transaction”.

“Meeting” has the meaning given to in the section “Proxy-Related Information – Solicitation of Proxies”.

“Meeting Materials” has the meaning given to in the in the section “Proxy-Related Information – Voting by Beneficial Shareholders”.

“Merk” means Merk Investments fao ASA Gold and Precious Metals Limited.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Notice of Meeting” has the meaning given to in the section “Proxy-Related Information – Solicitation of Proxies”.

“NYSE Authorization” means the necessary authorization of the NYSE American of the Transaction.

“Offering Price” has the meaning given to it in the section “Particulars of Matters to be Acted Upon at the Meeting – Regulatory and Shareholder Approvals and Filings – TSX Requirements”.

“Party A” has the meaning given to it in the section “Particulars of Matters to be Acted Upon at the Meeting – Approval of the Transaction – Background to the Transaction”.

“Person” means a company or individual.

“President’s List” means the list of identified subscribers for the Subscription Receipt Private Placement provided to the Underwriters by the Company and Uberiis.

“Pricing Exception” has the meaning given to it in the section “Particulars of Matters to be Acted Upon at the Meeting – Regulatory and Shareholder Approvals and Filings – TSX Requirements ”.

“Proxy” has the meaning given to it in the section “Proxy-Related Information – Solicitation of Proxies”.

“Purchase Price” has the meaning given to it in the section “Transaction Summary – The Transaction –  Securities Purchase Agreement”.

“Relief Canyon” has the meaning given to it in the section “Information Concerning Americas - General Development of the Business – Business Overview”.

“RESP” means registered education savings plan.

3

“RRIF” means registered retirement income fund.

“RRSP” means registered retirement savings plan.

“Scorpio Mining” has the meaning given to it in the section “Information Concerning Americas – Corporate Structure”.

“SEC” has the meaning given to it in the section “General Information – Information for U.S. Shareholders”.

“Securities Act” means the Securities Act, R.S.O. 1990, c S.5, as amended, including the regulations promulgated thereunder.

“Securities Purchase Agreement” means the purchase agreement dated October 9, 2024 among Americas, Sprott Mining, Sprott Holdings, Sprott General Partner, Sprott LP and Paul Huet (as agent for and on behalf of the Sprott Preferred Sellers), a copy of which is filed under Americas’ profile on SEDAR+ at www.sedarplus.ca.

“Securities Purchase Agreement Resolution” has the meaning given to it in “Particulars of Matters to be Acted Upon at the Meeting – Transaction Resolutions”.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+ website maintained on behalf of the applicable Canadian securities administrators at www.sedarplus.ca.

“September 6 Proposal” has the meaning given to it in the section “Particulars of Matters to be Acted Upon at the Meeting – Background to the Transaction”.

“Silver Delivery Agreement” means the silver delivery agreement to be entered into on the Closing Date between Americas (or an Affiliate of Americas) and Sprott Mining (or an Affiliate of Sprott Mining) providing for monthly deliveries of 18,500 ounces of silver over a 36-month term commencing January 2026.

“Special Committee” means the special committee of independent and non-management directors of Americas constituted to consider the Transaction and related matters, and other matters as more particularly described in the section “Particulars of Matters to be Acted Upon at the Meeting – Background to the Transaction”.

“Sprott” has the meaning given to it in the section “Information Concerning Americas – General Development of the Business – Business Overview”.

“Sprott Equity Interests” means (i) all of the common shares of Sprott General Partner (all of which are held by Sprott Mining), (ii) all of the common shares of Sprott Holdings (all of which are held by Sprott Mining), and (iii) 52,730,000 preferred shares in the capital of Sprott Holdings (all of which will be held by the Sprott Preferred Sellers immediately prior to Closing pursuant to the Uberiis Purchase Agreement).

“Sprott General Partner” means Sprott Mining Idaho Management Inc.

“Sprott Holdings” means Sprott Mining Idaho Holdings Inc.

“Sprott LP” means Sprott Mining Idaho Limited Partnership.

“Sprott Mining” means Sprott Mining Inc.

“Sprott Mining Assets” means the Sprott Mining Subsidiaries and such other assets to be acquired, directly or indirectly, by Americas pursuant to the Securities Purchase Agreement (including the Sprott Equity Interests and, indirectly, the 40% interest in the Galena Joint Venture held by Sprott LP), as more particularly described in the Securities Purchase Agreement.

4

“Sprott Mining Subsidiaries” means the following direct and indirect subsidiaries of Sprott Mining: Sprott Holdings, Sprott General Partner, Sprott LP and, effective only as at Closing, Uberiis.

“Sprott Preferred Sellers” means, collectively, the holders of common shares of Uberiis, that will become holders of an aggregate of 52,730,000 preferred shares in the capital of Sprott Holdings pursuant to the Uberiis Purchase Agreement.

“Subscription Receipts” means the subscription receipts of Americas issued in connection with the Subscription Receipt Private Placement.

“Subscription Receipt Agreement” means the subscription receipt agreement entered into on October 30, 2024, in connection with the Subscription Receipt Private Placement among Americas, Cormark and Computershare.

“Subscription Receipt Private Placement” means the “bought deal” private placement of Subscription Receipts issued by Americas at an issue price of $0.40 per Subscription Receipt for aggregate gross proceeds of $50 million, which closed on October 30, 2024 and included the exercise by the Underwriters in full of the Underwriters’ Option.

“Subscription Receipt Private Placement Resolution” has the meaning given to it in “Particulars of Matters to be Acted Upon at the Meeting – Transaction Resolutions”.

“TD” means TD Securities Inc.

“Transaction” means the transactions contemplated by and entered into in connection with the Securities Purchase Agreement, pursuant to which, among other things, (i) Americas will directly or indirectly acquire the Sprott Equity Interests, and (ii) Americas will issue 125,000,000 Americas Shares in connection with the exchange of Subscription Receipts issued pursuant to the Subscription Receipt Private Placement for Americas Shares immediately prior to Closing in accordance with the terms and conditions of the Subscription Receipt Agreement.

“Transaction Resolutions” means, collectively, the Securities Purchase Agreement Resolution, the Subscription Receipt Private Placement Resolution, the Advisor Share Issuance Resolution and the Aggregate Share Issuance Resolution.

“TSX” means the Toronto Stock Exchange.

“TSX Approval” means the necessary approvals of the TSX for the Transaction.

“Uberiis” means Uberiis Metals Inc.

“Uberiis Purchase Agreement” means the share purchase agreement dated October 9, 2024 among Uberiis, Sprott Holdings, Paul Huet and the Sprott Preferred Sellers.

“Underwriters” means the Joint Bookrunners, Desjardins Securities Inc., Haywood Securities Inc., Canaccord Genuity Corp. and Eight Capital.

“Underwriters’Fee” has the meaning given to it in the section “Particulars of Matters to be Acted Upon at the Meeting–Elements of the Transaction and Related Matters–Subscription Receipt Private Placement”.

“Underwriters’ Option” means the option granted to the Underwriters, and exercised in full by the Underwriters, to purchase up to an additional 12,500,000 Subscription Receipts pursuant to the Subscription Receipt Private Placement.

“Underwriting Agreement” means the underwriting agreement entered into on October 30, 2024, in connection with the Subscription Receipt Private Placement between Americas and the Underwriters.

“U.S. Silver” has the meaning given to it in the section “Information Concerning Americas – Corporate Structure”.

“Voting and Support Agreements” means the voting and support agreements dated October 9, 2024, between Americas and each of the Locked-Up Shareholders.

***

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FREQUENTLY ASKED QUESTIONS ABOUT THE TRANSACTION AND THE MEETING

The following are some questions that you, as an Americas Shareholder, may have relating to the Transaction and the Meeting and answers to those questions. These questions and answers do not provide all of the information relating to the Meeting or the matters to be considered at the Meeting and are qualified in their entirety by the more detailed information contained elsewhere in this Information Circular. You are urged to read this Information Circular in its entirety before making a decision related to your Americas Shares. Any capitalized terms used herein have the meanings ascribed to them in the “Glossary” of the Information Circular.

Q: What is the Transaction?

A: The Transaction will result in Americas acquiring the remaining 40% interest in the Galena Complex that Americas does not already own. This will take place by the Company directly or indirectly acquiring all the outstanding equity in Sprott Mining Idaho Management Inc. and its Affiliates. The aggregate consideration consists of (i) US$10 million of cash, (ii) 170,000,000 Americas Shares and (iii) monthly deliveries of 18,500 ounces of silver over a 36-month term commencing January 2026 pursuant to the Silver Delivery Agreement. Additionally, Americas completed a “bought deal” brokered private placement of 125,000,000 Subscription Receipts on October 30, 2024, for aggregate gross proceeds of $50 million. On Closing of the Transaction, the Subscription Receipts will be automatically exchanged, without additional payment of any consideration, for Americas Shares on a one-for-one basis.

Q: What are the Transaction Resolutions to be voted on?

A: You are being asked to consider and, if deemed advisable, to vote FOR each of the Transaction Resolutions, which will approve four related issuances of Americas Shares:

(i) the issuance of 117,270,000 Americas Shares to Sprott Mining, and 52,730,000 Americas Shares to the Sprott Preferred Sellers;

(ii) the issuance of 125,000,000 Americas Shares, issuable upon the exchange of Subscription Receipts issued pursuant to the Subscription Receipt Private Placement at an issue price of $0.40 per Subscription Receipt;

(iii) the issuance of 682,850 Americas Shares to Edgehill as partial payment of the fee payable to Edgehill pursuant to Edgehill’s engagement as financial advisor to the Company concerning the Transaction; and

(iv) the issuance of 305,682,850 Americas Shares, being the aggregate of the Americas Shares issuable in items (i) to (iii) above and the 10,000,000 Americas Shares issuable pursuant to the Concurrent Private Placement, representing dilution in excess of 25% of the issued and outstanding common shares of Americas as at the time the Transaction was entered into.

Q: What is the recommendation of the Americas Board regarding the Transaction Resolutions?

A: The Americas Board has unanimously determined that each of the Transaction Resolutions are in the best interests of Americas. The Americas Board has unanimously approved the Transaction and recommends that Americas Shareholders vote IN FAVOUR of each of the Transaction Resolutions set out in this Information Circular.

See “Particulars of Matters to be Acted Upon at the Meeting – Recommendation of the Americas Board” and “Particulars of Matters to be Acted Upon at the Meeting – Background to the Transaction”.

Q: Why is the Americas Board making the Recommendation to vote for the Transaction Resolutions?

A: The Americas Board believes there are a number of compelling reasons for Americas Shareholders to support the Transaction and vote in favour of the Transaction Resolutions. These reasons include the following:

1.	The Transaction will result in the consolidation of the Galena Complex.

6

2.	The Transaction will improve Americas’ balance sheet.

3.	Americas will benefit from an enhanced board and leadership team.

4.	The Transaction represents a compelling value proposition for Americas Shareholders.

5.	The consolidation of the Galena Complex will enhance Americas’ leverage to silver.

6.	Eric Sprott, through his interest in Sprott Mining and its Affiliates, will become a cornerstone investor of Americas.

7.	Americas has received a Fairness Opinion concluding that the consideration to be paid by Americas pursuant to the Securities Purchase Agreement was fair, from a financial point of view, to Americas.

For further discussion relating to the reasons for Americas Shareholders to support the Transaction, see “Particulars of Matters to be Acted Upon at the Meeting – Reasons to Support the Transaction”

Q: Has Americas received a formal fairness opinion in connection with the Transaction?

A: TD has provided its opinion to the Americas Board that, as of the date given and subject to the assumptions, limitations and qualifications TD listed, the consideration to be paid by Americas pursuant to the Securities Purchase Agreement is fair, from a financial point of view, to Americas. The full text of the Fairness Opinion can be found at Appendix “A” to this Information Circular. See “Particulars of Matters to be Acted Upon at the Meeting – Fairness Opinion”.

Q: What rights will Sprott Mining and its Affiliates have as a principal shareholder of the Company?

A: Upon Closing, Sprott Mining and its Affiliates are expected to have beneficial ownership, control or direction over greater than 20% of the issued and outstanding Americas Shares, and would therefore be reasonably expected to materially affect control of Americas.

Additionally, pursuant to the terms of the Securities Purchase Agreement, Sprott Mining and the Sprott Preferred Sellers, collectively, are entitled to determine half of the directors appointed to the Americas Board, effective immediately post-Closing.

Q: Will the Company’s management and board of directors change as a result of the Transaction?

A: Paul Huet has been appointed as Chief Executive Officer of Americas, effective November 11, 2024. Assuming the Transaction Resolutions are approved by Americas Shareholders at the Meeting, it is expected that immediately following Closing, Americas’ management team will be comprised of existing and new members, including individuals who previously served with Mr. Huet as senior executives of Karora Resources Inc.

If the Transaction Resolutions are approved and Closing occurs, it is expected that each of Darren Blasutti, Alex Davidson, Christine Carson, Alan Edwards and Manuel Rivera will resign from the Americas Board and each of Paul Huet, Scott Hand and Peter Goudie will be appointed to the Americas Board by the Americas Board, such that the post-Closing Americas Board will be comprised of 6 directors, being:

•	Paul Huet;

•	Scott Hand;

•	Peter Goudie;

•	Lorie Waisberg;

•	Bradley Kipp; and

•	Gordon Pridham.

7

See “Particulars of Matters to be Acted Upon at the Meeting – Changes to the Americas Board and Management”.

Q: Are there risks I should consider in deciding whether to vote for the Transaction Resolutions?

A: Americas Shareholders should carefully consider certain risks associated with the Transaction and the proposed business of Americas following completion of the Transaction. These risk factors are discussed herein and/or in certain sections of documents publicly filed, which sections are incorporated herein by reference. See “Risk Factors” in this Information Circular.

Q: Are there any other conditions (other than the vote) for the Transaction and how will I know when the Transaction is completed?

A:  Closing of the Transaction is subject to the receipt of all necessary shareholder and regulatory approvals, including TSX Approval and NYSE Authorization of the Transaction, including the Subscription Receipt Private Placement, and other customary conditions. If the requisite shareholder and regulatory approvals are obtained, the Transaction is expected to close on or about December 19, 2024. On the Closing Date, Americas will publicly announce by press release that the conditions are satisfied or waived and that the Transaction has been completed.

Q: What vote is required at the Meeting to approve the Transaction Resolutions?

A: The Transaction Resolutions must be approved by the affirmative vote of the majority of votes cast by Americas Shareholders present in person or represented by proxy and entitled to vote at the Meeting (and not excluded from the calculation of such vote). See “Particulars of Matters to be Acted Upon at the Meeting – Transaction Resolutions” in this Information Circular for the Americas Shareholders who will be excluded from voting on each separate Transaction Resolution.

Q: Who is soliciting my proxy?

A: This Information Circular is provided in connection with the solicitation of proxies by the management of Americas. The solicitation will be made by mail, but may also be made by telephone. Americas has retained the services of Carson Proxy Advisors to act as strategic proxy solicitation advisor and to facilitate communication with Americas Shareholders.

Q: Who can attend and vote at the Meeting?

A: The Americas Board has fixed November 4, 2024 as the record date for the determination of persons entitled to receive notice of the Meeting. Only Americas Shareholders of record at the close of business on the record date who either: (i) attend the Meeting personally; (ii) complete, sign and deliver a form of proxy in the manner and subject to the provisions described above; or (iii) vote in one of the manners provided for in the Voting Instruction Form, will be entitled to vote or to have their Americas Shares voted at the Meeting.

Q: How do registered Americas Shareholders vote?

A: Registered Americas Shareholders can vote by proxy or by attending and voting at the Meeting. For more information on the appointment of proxies, please see “Proxy-Related Information” in this Information Circular.

Q: How do Beneficial Shareholders vote?

A: Beneficial Shareholders will have received from their Intermediary/broker a Voting Instruction Form for the number of Americas Shares they beneficially own. Beneficial Shareholders should contact their Intermediary/broker as soon as practicable if they have any questions about how to complete the Voting Instruction Form and to ensure that instructions respecting the voting of your Americas Shares are communicated to the appropriate person. A Beneficial Shareholder must complete the Voting Instruction Form, sign and return it in accordance with the directions on the form in order for their votes to be counted at the Meeting. For more information about voting as a Beneficial Shareholder, please see “Proxy-Related Information” in this Information Circular.

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Q: When is the cut-off time for delivery of proxies?

A: Proxies must be delivered to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 prior to 10:00 a.m. (Eastern Time) on Friday, December 13, 2024 (or at least 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used).

Q: Can I revoke my proxy?

A: A registered Americas Shareholder who has submitted a proxy may revoke it: (a) in any manner permitted by law and by written notice, signed by the Americas Shareholder or by the Americas Shareholder’s attorney authorized in writing (or, if the Americas Shareholder is a corporation, by a duly authorized officer or attorney), and deposited with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used; and (b) prior to the commencement of voting, by attending the Meeting in person and registering with the scrutineers as a registered Americas Shareholder personally present.

Beneficial Shareholders who have submitted a proxy may revoke it by contacting the Intermediary through which the Beneficial Shareholder’s Americas Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Q: Am I entitled to Dissent Rights?

A: Under applicable Canadian law, Americas Shareholders are not entitled to dissent rights with respect to the Transaction Resolutions.

Q: Who can help answer my questions?

A: If you are an Americas Shareholder and have any questions regarding the information contained in this Information Circular or require assistance in completing your form of proxy or Voting Instruction Form, please contact Carson Proxy Advisors, the Company’s proxy solicitor, at North American toll-free phone at 1-800-530-5189, local (collect outside North America): 416-751- 2066 or by email at info@carsonproxy.com.

***

9

GENERAL INFORMATION

Introduction

This Information Circular and accompanying form of proxy are furnished in connection with the solicitation of proxies by the management of Americas for use at the special meeting of Americas Shareholders to be held on December 17, 2024 at 10:00 a.m. (Eastern Time) at The Green Room, 200 King Street West, Main Lobby, Toronto, ON M5H 3T4 and at any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of special meeting.

No person has been authorized to give any information or make any representation in connection with the Transaction or any other matters disclosed herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Readers are cautioned not to construe the contents of this Information Circular as legal, tax or financial advice and are advised to consult their own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Information Circular.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings given to them in the “Glossary” section. Information contained in this Information Circular is given as of November 7, 2024 unless otherwise specifically stated.

This Information Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Americas has retained the services of Carson Proxy Advisors to act as strategic proxy solicitation advisor and to facilitate communication with Americas Shareholders. In connection with these services, Americas will reimburse Carson Proxy Advisors for certain out-of-pocket expenses. Americas further agreed to indemnify Carson Proxy Advisors against any and all claims, costs, damages, liabilities, judgements or expenses incurred by Carson Proxy Advisors, except where same results from Carson Proxy Advisors’ gross negligence or intentional misconduct The costs of the solicitation of proxies will be paid for by Americas.

Information for U.S. Shareholders

Americas is a corporation existing under the laws of Canada. The solicitation of proxies and the transactions contemplated in this Information Circular are not subject to the proxy rules under the U.S. Exchange Act of 1934, as amended, and therefore this solicitation is not being effected in accordance with such rules. Accordingly, the solicitation and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Americas Shareholders in the United States should be aware that disclosure requirements under Canadian laws are different from those of the United States applicable to proxy statements, prospectuses and registration statements. Americas Shareholders in the United States should also be aware that other requirements under Canadian laws may differ from those required under U.S. corporate and securities laws. The enforcement by Americas Shareholders of rights, claims and civil liabilities under U.S. securities laws may be affected adversely by the fact that Americas is organized under the laws of a jurisdiction other than the United States, that its officers and directors include residents of countries other than the United States, and that some or all of the experts named in this Information Circular and the documents incorporated by reference may be residents of countries other than the United States. As a result, it may be difficult to or impossible for Americas Shareholders in the United States to effect service of process within the United States predicated upon civil liabilities under U.S. securities laws. In addition, the courts of Canada may not (a) enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the U.S. securities laws or (b) enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. securities laws.

10

THE PROPOSED TRANSACTION AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE PROPOSED TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency

Unless otherwise indicated, references to “$” or “dollars” are to Canadian dollars, and references to “US$” are to United States dollars.

On October 8, 2024, the last trading day prior to the announcement of the Transaction, the exchange rate for one Canadian dollar into United States dollars, based on the daily exchange rate quoted by the Bank of Canada (the “Daily Rate”), was US$0.7322. On November 7, 2024, the exchange rate for one Canadian dollar into United States dollars, based on the Daily Rate, was US$0.7212

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Information Circular and the documents incorporated into this Information Circular by reference contain “forward-looking statements” and “forward-looking information” within the meaning of applicable U.S. and Canadian securities legislation (forward-looking statements and forward-looking information being collectively referred to as “forward-looking information”) that are based on expectations, estimates and projections as at the date of this Information Circular or the dates of the documents incorporated by reference, and as applicable, are intended to be covered by the safe harbors provided by such legislation. Forward-looking information may include, without limitation, statements and information concerning: the Transaction; the anticipated timing for completion of the Transaction; the anticipated benefits of the Transaction including the potential of the Galena Complex, improved balance sheet, track record of the proposed new directors to the Americas Board and new members of Americas senior management, the potential future re-rating of Americas Shares, the enhanced leverage to silver; the likelihood of the Transaction being completed; the principal steps of the Transaction; statements made in, and based upon, the Fairness Opinion; statements relating to the business and future activities of Americas after the date of this Information Circular and prior to the Closing Date; the exchange of Subscription Receipts for Americas Shares pursuant to the Subscription Receipt Private Placement; statements relating to the business and future activities of Americas after the Closing Date, including the plan to optimize and expand the Galena Complex mining operations; Americas Shareholder approval of the Transaction, including the Subscription Receipt Private Placement; TSX, NYSE American and any other regulatory approvals of the Transaction, including the Subscription Receipt Private Placement; and other statements that are not historical facts.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “believes”, “budget”, “scheduled”, “forecasts” “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward- looking information and are intended to identify forward-looking information.

Forward-looking information is based on the beliefs, expectations and opinions of the management of Americas as well as on assumptions and other factors, which management of Americas believes to be reasonable based on information available at the time such information was given. Such assumptions include, among other things, the satisfaction of the terms and conditions of the Transaction and the satisfaction of Escrow Release Conditions in connection with the Subscription Receipt Private Placement on the terms described in this Information Circular or at all and the receipt of the required regulatory approvals and consents.

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By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Americas to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, including, without limitation: the Securities Purchase Agreement may be terminated in certain circumstances; general economic conditions; industry conditions; volatility of commodity prices; currency fluctuations; environmental risks; competition from other industry participants; and stock market volatility. This list is not exhaustive of the factors that may affect any of the forward-looking information of Americas.

Forward-looking information is information about the future and is inherently uncertain. There can be no assurance that the forward-looking information will prove to be accurate. Actual results could differ materially from those reflected in the forward-looking information as a result of, among other things, the matters set out or incorporated by reference in this Information Circular generally and economic and business factors, some of which may be beyond the control of Americas, Sprott Mining or Sprott Mining Subsidiaries. Some of the more important risks and uncertainties that could affect forward-looking information are described further in the section “Risk Factors”. Additional risks are discussed in filings by Americas with Canadian regulatory authorities on SEDAR+, including the risk factors included in Americas’ annual information form for the year ended December 31, 2023. Americas expressly disclaims any intention or obligation to update or revise any information contained in this Information Circular (including forward-looking information) except as required by applicable laws, and Americas Shareholders should not assume that any lack of update to information contained in this Information Circular means that there has been no change in that information since the date of this Information Circular and should not place undue reliance on forward-looking information.

***

12

TRANSACTION SUMMARY

The following is a summary of information about, among other things, the business of the Meeting and the proposed Transaction and should be read together with the more detailed information, financial data and statements contained elsewhere in this Information Circular or incorporated by reference in this Information Circular, including the Appendices attached hereto. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

The Meeting

The Meeting will be held on December 17, 2024 at 10:00 a.m. (Eastern time) at The Green Room, 200 King Street West, Main Lobby, Toronto, ON M5H 3T4 for the purposes set forth in the Notice of Meeting that accompanies this Information Circular. Americas Shareholders will be asked at the Meeting to consider, and if deemed advisable, to approve certain special business including certain shareholder resolutions authorizing the Transaction, for the purposes of giving effect to the matters contemplated by the Securities Purchase Agreement and the Subscription Receipt Private Placement.

See “Particulars of the Matters to be Acted Upon at the Meeting”.

The Transaction

The Transaction will be effected in accordance with the terms of the Securities Purchase Agreement (a copy of which has been filed by Americas under its profile on SEDAR+ at www.sedarplus.ca), subject to final approval from the TSX, the NYSE American and Americas Shareholders and satisfaction of certain other conditions.

Securities Purchase Agreement

Pursuant to the Transaction, Americas will directly or indirectly acquire the Sprott Equity Interests from Sprott Mining and the Sprott Preferred Sellers for aggregate consideration consisting of (i) US$10 million of cash, (ii) 170,000,000 Americas Shares and (iii) monthly deliveries of 18,500 ounces of silver over a 36-month term commencing January 2026 pursuant to the Silver Delivery Agreement (collectively, the “Purchase Price”) all in accordance with the Securities Purchase Agreement.

The Securities Purchase Agreement contains representations and warranties from each of Americas, Sprott Mining and the Sprott Mining Subsidiaries as well as covenants and various conditions precedent with respect to the obligations of such parties which are customary for transactions of this nature including approval of the Transaction Resolutions by Americas Shareholders at the Meeting, TSX Approval, NYSE Authorization and the absence of any material adverse change in respect of either Americas or Sprott Mining Subsidiaries. Readers are urged to carefully read the full text of the Securities Purchase Agreement, a copy of which has been filed by Americas under its profile on SEDAR+ atwww.sedarplus.ca.

Subscription Receipt Private Placement

As part of the Transaction, on October 30, 2024, Americas completed the Subscription Receipt Private Placement, pursuant to which Americas issued an aggregate of 125,000,000 Subscription Receipts in accordance with the terms of the Underwriting Agreement, on a “bought deal” private placement basis by a syndicate of Underwriters, at a price of $0.40 per Subscription Receipt, which raised gross proceeds of $50 million. Immediately prior to Closing, each Subscription Receipt will entitle the holder thereof to receive, without additional payment of any consideration, one Americas Share.

The net proceeds of the Subscription Receipt Private Placement will be used to fund the cash portion of the Purchase Price payable by Americas in connection with the Securities Purchase Agreement, and the balance will be used to fund the Company’s expenses of the Transaction and the Concurrent Private Placement, to repay certain of the Company’s existing indebtedness, for the advancement of the Company’s initiatives at the Galena Complex and for general corporate purposes. The proceeds of the Subscription Receipt Private Placement, less a portion of the Underwriters’ fees and expenses, are being held in escrow pending the closing of the Transaction.

13

The issuance of the Americas Shares following the exchange of Subscription Receipts pursuant to the terms of the Subscription Receipt Agreement is subject to receipt of TSX Approval and NYSE Authorization.

See “Particulars of the Matters to be Acted Upon at the Meeting – Subscription Receipt Private Placement”.

Americas Shares to be Issued and Resulting Ownership after the Transaction

Following completion of the Transaction, it is anticipated that the issued and outstanding capital of Americas will consist of up to 584,117,252 Americas Shares (of which up to 305,682,850 Americas Shares will be issued in connection with the Transaction, including the exchange of the Subscription Receipts for Americas Shares, the Concurrent Private Placement and the issuance of the Edgehill Shares).

On an undiluted basis, it is expected that current Americas Shareholders (other than Sprott Mining and its Affiliates) will hold approximately 47% of the issued and outstanding Americas Shares, subscribers in the Subscription Receipt Private Placement will collectively hold approximately 21% of the issued and outstanding Americas Shares, Sprott Mining and its Affiliates will hold approximately 21% of the issued and outstanding Americas Shares, the Sprott Preferred Sellers will hold approximately 9% of the issued and outstanding Americas Shares and the subscriber in the Concurrent Private Placement will hold approximately 2% of the issued and outstanding Americas Shares.

Upon Closing, Sprott Mining and its Affiliates will have beneficial ownership, control or direction over greater than 20% of the issued and outstanding Americas Shares, and therefore could be reasonably expected to materially affect control of Americas.

See “Particulars of the Matters to be Acted Upon at the Meeting”.

Resulting Board and Management

Paul Huet has been appointed as Chief Executive Officer of Americas, effective November 11, 2024. Assuming the Transaction Resolutions are approved by Americas Shareholders at the Meeting, it is expected that immediately following Closing, Americas’ management team will be comprised of existing and new members, including individuals who previously served as senior executives of Karora Resources Inc.

If the Transaction Resolutions are approved and Closing occurs, it is expected that each of Darren Blasutti, Alex Davidson, Christine Carson, Alan Edwards and Manuel Rivera will resign from the Americas Board and each of Paul Huet, Scott Hand and Peter Goudie will be appointed to the Americas Board by the Americas Board, such that the post-Closing Americas Board will be comprised of 6 directors, being:

•	Paul Huet;
•	Scott Hand;
•	Peter Goudie;
•	Lorie Waisberg;
•	Bradley Kipp; and
•	Gordon Pridham.
See “Particulars of Matters to be Acted Upon at the Meeting – Changes to the Americas Board and Management”. ***

14

PROXY-RELATED INFORMATION

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of Americas. The form of proxy which accompanies this Information Circular (the “Proxy”) is for use at the special meeting of the shareholders of the Company to be held on December 17, 2024 (the “Meeting”), at the time and place set out in the Notice of Meeting which accompanies the Information Circular (the “Notice of Meeting”). The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone.

Appointment and Revocation of Proxy

THE PERSONS SPECIFIED IN THE ENCLOSED FORM OF PROXY ARE AUTHORIZED REPRESENTATIVES OF THE COMPANY. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR SUCH SHAREHOLDER AT THE MEETING OTHER THAN THOSE NAMED IN THE ENCLOSED FORM OF PROXY.

The Company will deliver copies of the applicable proxy-related Meeting Materials directly to Americas Shareholders, through the services of Computershare.

Voting by Registered Shareholders

A registered Americas Shareholder appointing a proxyholder may indicate the manner in which the appointed proxyholder can vote with respect to any specific item by checking the space opposite the item on the Proxy. If the Americas Shareholder submitting the Proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Americas Shares represented by the Proxy submitted by an Americas Shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the Proxy. If the Americas Shareholder specifies a choice with respect to any matter to be acted upon, the Americas Shares will be voted accordingly.

Voting Common Shares by Proxy

Registered Americas Shareholders at the close of business on November 4, 2024 may vote their proxies as follows:

Online:   Go to the website indicated on the Proxy and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be an Americas Shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete and submit your Voting Instruction Form and submit your vote.

By Mail: Complete the Proxy and return it in the envelope provided. If you return your Proxy by mail you can appoint another person, who need not be an Americas Shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the Proxy. Complete your voting instructions and date, sign and return the proxy.

Deadline for Receipt of Proxies

All duly completed and executed Proxies must be received, via mail or internet, by December 13, 2024 at 10:00 a.m. (Eastern Time). Notwithstanding the foregoing, the chairperson of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so. A registered Americas Shareholder attending the Meeting has the right to vote in person and if he or she does so, his or her Proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof.

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Revocation of Proxies

A Proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the Americas Shareholder or by the Americas Shareholder’s attorney authorized in writing (or, if the Americas Shareholder is a corporation, by a duly authorized officer or attorney), and deposited with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered Americas Shareholder personally present. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed Proxy will vote the Americas Shares in respect of which they are appointed in accordance with the direction of the Americas Shareholders appointing them. In the absence of such direction, the relevant Americas Shares will be voted in favour of the passing of each of the Transaction Resolutions.

The enclosed Proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date of this Information Circular, senior management of Americas knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to senior management of Americas should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Beneficial Shareholders

Most Americas Shareholders are Beneficial Shareholders because the Americas Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company or other Intermediary through which they purchased the Americas Shares. Americas Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Americas Shares for the broker’s clients. Only registered Americas Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Americas Shares are communicated to the appropriate person or that the Americas Shares are duly registered in their name.

Applicable regulatory policy requires Intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every Intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Americas Shares are voted at the Meeting. Americas Shares beneficially owned by a Beneficial Shareholder are registered either:

i.

in the name of an Intermediary that the Beneficial Shareholder deals with in respect of the Americas Shares (such as, among other types of Intermediaries, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii.

in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. in Canada or The Depository Trust & Clearing Corporation in the United States) of which the Intermediary is a participant.

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In accordance with applicable securities law requirements, Americas will distribute copies of the Information Circular, Notice of Meeting and Proxy together and with any other required documentation to be provided to Americas Shareholders in connection with the Meeting (the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Beneficial Shareholders.

Intermediaries are required to forward the applicable Meeting Materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to Beneficial Shareholders. Generally, Beneficial Shareholders who have not waived the right to receive Meeting Materials will either be given:

i.

a Voting Instruction Form which is not signed by the Intermediary and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the Voting Instruction Form will consist of a one-page pre-printed form; or

ii.

a Proxy which has already been signed by the Intermediary (typically by a stamped signature), which is restricted as to the number of Americas Shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the Proxy, this Proxy is not required to be signed by the Beneficial Shareholder when submitting the Proxy. In this case, the Beneficial Shareholder who wishes to submit a Proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed Proxy is to be delivered.

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of Americas Shares that they beneficially own. Since only registered Americas Shareholders and their proxies may attend and vote at the Meeting, if a Beneficial Shareholder attends the Meeting, Americas will have no record of the Beneficial Shareholder’s shareholding or of his, her or its entitlement to vote unless the Beneficial Shareholder’s nominee has appointed the Beneficial Shareholder as proxyholder. Therefore, a Beneficial Shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the Beneficial Shareholder) should strike out the names of the persons listed and insert the Beneficial Shareholder’s or such other person’s name in the blank space provided. In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or Voting Instruction Form is to be delivered.

A Beneficial Shareholder who has submitted a Proxy may revoke it by contacting the Intermediary through which the Beneficial Shareholder’s Americas Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In all cases it is important that the Voting Instruction Form or Proxy be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the Notice of Meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

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17

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Shareholder Approval of the Transaction

Information contained in this Information Circular is given as at November 7, 2024, unless otherwise specifically stated.

As of the record date for determining the Americas Shareholders entitled to receive notice of and vote at the Meeting there were 276,964,382 Americas Shares issued and outstanding. Americas Shareholders are entitled to one vote per Americas Share at meetings of Americas Shareholders.

For further information about Americas voting securities and the principal holders thereof, please see “Information Concerning Americas – Description of the Securities.”

Reasons to Support the Transaction

The Americas Board has periodically reviewed a range of strategic alternatives for creating shareholder value, including other potential transactions. The Americas Board reviewed and considered a number of factors relating to the proposed Transaction with the benefit of input and advice from the management of Americas, its financial advisors, TD and Edgehill, and its legal advisors. Americas and its team of advisors have reviewed a significant amount of information and have performed financial, technical and legal due diligence. As a result, the Americas Board believes there are a number of compelling reasons for Americas Shareholders to support the Transaction and vote in favour of the Transaction Resolutions. These reasons include the following:

1.

Consolidation of the Galena Complex. Pursuant to the Transaction, Americas will acquire the remaining 40% interest in the Galena Joint Venture, of which it already holds a 60% interest. The Galena Complex is located within the prolific Silver Valley in Idaho and is one of the largest underground, high-grade, operating silver mines in North America, having produced over 240 million ounces of silver with peak production in excess of five million ounces of silver per annum in the early 2000s. Consolidation of the joint venture will streamline operational and financial decision making, providing for a focused vision at Galena centered around optimizing and expanding the operation through the utilization of existing infrastructure. The Galena Complex is expected to be a long-term cornerstone asset supported by a robust reserve and resource base, excess mill capacity, and opportunity to grow through future exploration success both underground and potentially at surface where limited exploration drilling has been completed.

2.

Improved Balance Sheet. Proceeds from the Subscription Receipt Private Placement that are not deployed to fund the cash portion of the Transaction’s Purchase Price are expected to be utilized to deleverage Americas’ balance sheet, replace higher cost debt instruments, improve Americas’ overall cost of capital, cover transaction expenses, and importantly, advance a fully-funded plan to optimize and expand the Galena Complex mining operations.

3.

Proven management team and board. Senior management of Americas and Americas Board following Closing have extensive experience in the mining industry. Specifically, Paul Huet (who has been appointed Chief Executive Officer of the Company effective November 11, 2024), has a proven track record, particularly in optimizing underground mines. See “Particulars to be Acted Upon at the Meeting – Changes to the Americas Board and Management” for a summary of the industry experience of Paul Huet and the Americas Board following Closing.

4.

Compelling value proposition. Future execution related to the operational improvement and expansion of the Galena Complex, as well as the development of the EC120 Project at Cosalá, are expected to enhance the value proposition of Americas and support a future re-rating of Americas Shares.

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5.

Enhanced leverage to silver. Given the project funding for the EC120 Project at Cosalá in Mexico and the consolidation of the Galena Joint Venture, Americas’ production, operating margins and near-term growth potential are expected to steadily increase. Americas anticipates that approximately 80% of its revenue will be generated from silver starting in the second half of 2025, providing investors with an attractive North American-focused silver investment vehicle with leading exposure to silver.

6.

Eric Sprott to become cornerstone investor. Eric Sprott, through his interest in Sprott Mining, will become the largest shareholder of Americas, continuing his long-term support and endorsement of the substantial value potential of the Galena Complex.

7.

Fairness Opinion. Americas received a Fairness Opinion from TD concluding that, as of the date the Fairness Opinion was given and subject to the assumptions, qualifications and limitations contained therein, the consideration to be paid by Americas pursuant to the Securities Purchase Agreement was fair, from a financial point of view, to Americas.

Fairness Opinion

TD was engaged by the Americas Board to consider the Securities Purchase Agreement and provide its opinion as to the fairness of the consideration to be paid pursuant to the Securities Purchase Agreement, from a financial point of view, to Americas. On October 7, 2024, TD delivered an oral opinion to the Americas Board, which was subsequently confirmed in writing in the Fairness Opinion. In the Fairness Opinion, TD concluded that, as of the date given and subject to the assumptions, qualifications and limitations contained in the Fairness Opinion, the consideration to be paid pursuant to the Acquisition (as such term is defined in the Fairness Opinion) was fair, from a financial point of view to Americas.

The following is a summary of the Fairness Opinion and is qualified in its entirety by the full text of the Fairness Opinion which is attached as Appendix “A” to this Information Circular, which sets forth the assumptions made, matters considered and limitations on the scope of the review undertaken by TD. Americas Shareholders are urged to read the Fairness Opinion in its entirety.

Summary of Opinion

On October 7, 2024, TD delivered to the Americas Board its oral opinion, later confirmed in writing, that as of such date and subject to the assumptions, limitations and qualifications set out in the Fairness Opinion, that the consideration to be paid pursuant to the Acquisition is fair, from a financial point of view, to Americas.

TD is one of North America’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions. The Fairness Opinion is the opinion of TD and the form and content of the Fairness Opinion has been approved for release by a committee of senior investment banking professionals of TD, each of whom is experienced in merger, acquisition, divestiture, restructuring, valuation and fairness opinion matters.

The Fairness Opinion was provided for the exclusive use of the Americas Board in connection with the Acquisition and may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD. TD has not undertaken an independent evaluation, appraisal or physical inspection of any assets or liabilities of USA, the Galena Complex or their respective subsidiaries and affiliates and has not visited the Galena Complex or any of Americas’ other mines or projects in connection with the Fairness Opinion. TD was similarly not engaged to review and has not reviewed any legal, tax or accounting aspects of the Acquisition.

The Fairness Opinion does not address the relative merits of the Acquisition as compared to any other transaction or business strategy that may be available to Americas, nor does it address the underlying business decisions to implement the Acquisition or any other term or aspect of the Acquisition or the Securities Purchase Agreement or any other agreements entered into or amended in connection with the Acquisition.

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The Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the Fairness Opinion and the conditions and prospects, financial and otherwise, of Americas, the Galena Complex and their respective subsidiaries and affiliates as they were reflected in the Information (as such term is defined in the Fairness Opinion) provided to TD. Any changes therein may affect the Fairness Opinion and, although TD reserves the right to change, withdraw or supplement the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Fairness Opinion after such date.

Neither TD nor any of its affiliated entities is an Insider, Associate or affiliate (as affiliate is defined in the Securities Act) of the Interested Parties (as such term is defined in the Fairness Opinion). Neither TD nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Acquisition other than to Americas pursuant to the terms of the engagement agreement effective September 1, 2024 by and between TD and Americas.

A fee is payable to TD upon delivery of the Fairness Opinion to Americas. TD will also earn a fee payable in cash upon Closing.

Edgehill was not involved in the preparation of the Fairness Opinion, but was engaged by Americas to act as a financial advisor in connection with the Transaction. Edgehill will earn a fee in connection with its engagement as financial advisor to Americas concerning the Transaction. Upon Closing of the Transaction, Americas will pay Edgehill a fee in cash and the Edgehill Shares.

Recommendation of Americas Board

The Americas Board has carefully considered the Transaction, including the Subscription Receipt Private Placement, the terms of the Securities Purchase Agreement, the Underwriting Agreement as well as the subscription agreement and Subscription Receipt Agreements entered into in connection with the Subscription Receipt Private Placement, and after taking into account the Special Committee’s unanimous recommendation that the Transaction is in the best interest of Americas and is fair to Americas Shareholders, has unanimously concluded that the Transaction is in the best interests of Americas and the Americas Shareholders.

The Americas Board therefore unanimously recommends that the Americas Shareholders vote FOR each of the Transaction Resolutions.

Voting and Support Agreements

Americas has entered into a Voting and Support Agreement with each of the following directors and senior officers of Americas: Darren Blasutti, Christine Carson, Alex Davidson, Alan Edwards, Bradley Kipp, Gordon Pridham, Manuel Rivera, Lorie Waisberg, Warren Varga, Peter McRae and Stefan Axell. In addition, Americas has entered into a Voting and Support Agreement with the following Americas Shareholders: Next Edge Strategic Metals & Commodity Fund, Delbrook Resource Opportunities Fund and Delbrook Resource Opportunities Master Fund.

Under the Voting and Support Agreements, each of the Locked-Up Shareholders has agreed to, among other things, support the Transaction and to vote their Americas Shares (including any Americas Shares issued upon the exercise or exchange Americas Options, Americas DSUs, Americas RSUs or warrants exercisable for Americas Shares) in favour of the Transaction Resolutions and against any corporate transaction (such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization or liquidation or take-over bid or similar transaction involving Americas or Americas Shares other than the Transaction and any transaction related thereto) and/or any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent or adversely affect in any material respect the completion of the Transaction.

Under the terms of the Voting and Support Agreements, Americas has acknowledged that any Locked-Up Shareholder who is also a director or an officer of Americas is bound under the Voting and Support Agreements only in such person’s capacity as an Americas Shareholder, and not in his or her capacity as a director or officer of Americas.

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The Voting and Support Agreements terminate upon, among other things: (a) mutual agreement in writing; (b) the completion of the Transaction; and (c) unless extended by mutual agreement, the termination of the Securities Purchase Agreement in accordance with the terms thereof.

Transaction Resolutions

At the Meeting, Americas Shareholders will be asked to consider, and if thought advisable, to pass the Transaction Resolutions, being four separate ordinary resolutions.

Securities Purchase Agreement Resolution

Shareholder approval is being sought for the Securities Purchase Agreement Resolution because as a result of the Transaction, Sprott Mining is expected to materially affect control of Americas post-Closing. Post-Closing, Sprott Mining, together with its Associates and Affiliates, is expected to hold 119,605,331 Americas Shares, being approximately 20.5% of Americas Shares on a post-Closing basis. In order for the Transaction to be implemented, the Securities Purchase Agreement Resolution must be passed by a simple majority (50% plus one vote) of the votes cast at the Meeting by Americas Shareholders (excluding the Americas Shares held by Sprott Mining Inc. and its Affiliates and Associates, being 2,335,331 Americas Shares as of the date of this Information Circular representing approximately 0.8% of the Americas Shares as of the date of this Information Circular, which are excluded on the basis that Sprott Mining has an interest in the approval of this resolution) and who, being entitled to, vote in person or by proxy at a general meeting of Americas. For more information regarding the approval requirements of the Securities Purchase Agreement Resolution, please refer to “Particulars of Matters to be Acted Upon at the Meeting – Regulatory and Shareholder Approvals and Filings”, below.

The text of the ordinary resolution approving the Securities Purchase Agreement and the issuance of Americas Shares pursuant thereto to Sprott Mining (or as otherwise directed by Sprott Mining) and to the Sprott Preferred Sellers (or as otherwise directed by Paul Huet, as representative of the Sprott Preferred Sellers) (the “Securities Purchase Agreement Resolution”) to be submitted to Americas Shareholders at the Meeting is set out below:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The acquisition by Americas (as such term is defined in the management information circular of the Company dated November 7, 2024 (the “Information Circular”)) of the Sprott Equity Interests (as such term is defined in the Information Circular) for the aggregate purchase price to be satisfied by (i) cash consideration of US$10 million on the closing of the Transaction (as such term is defined in the Information Circular), (ii) the issuance to Sprott Mining Inc. (or as otherwise directed by Sprott Mining Inc.) of 117,270,000 common shares in the capital of Americas (“Americas Shares”), which issuance will result in Sprott Mining Inc., together with its Affiliates, (as such term is defined in the Information Circular) being able to “materially affect control” (as such term is defined in the TSX Company Manual) of Americas, (iii) the issuance to the Sprott Preferred Sellers (as such term is defined in the Information Circular) (or as otherwise directed by Paul Huet as representative of the Sprott Preferred Sellers) of an aggregate of 52,730,000 Americas Shares, and (iv) monthly deliveries by Americas (or an Affiliate of Americas) to Sprott Mining Inc. (or an Affiliate of Sprott Mining Inc.) of 18,500 ounces of silver over a 36-month term commencing January 2026, pursuant to the terms of a silver delivery agreement to become effective as of the Closing Date (as such term is defined in the Information Circular), is hereby authorized and approved.

2.

Notwithstanding that this resolution has been passed by the shareholders of Americas, the directors of Americas are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Company to (i) amend the Securities Purchase Agreement (as such term is defined in the Information Circular) to the extent permitted by the Securities Purchase Agreement or (ii) subject to the terms of the Securities Purchase Agreement, not proceed with the Transaction.

3.

Any one director or officer of Americas be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of Americas, to execute or cause to be executed, under the seal of Americas or otherwise, and to deliver or cause to be delivered all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.”

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The Americas Board determined that the proposed Transaction is in the best interest of Americas and the Americas Shareholders and authorized the negotiation, entering into and execution of the Securities Purchase Agreement.

The Americas Board unanimously recommends that Americas Shareholders vote FOR the Securities Purchase Agreement Resolution.

Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote in favour of the Securities Purchase Agreement Resolution.

Subscription Receipt Private Placement Resolution

Shareholder approval is being sought for the Subscription Receipt Private Placement Resolution because the Subscription Receipts that are exchangeable into Americas Shares on Closing were priced at the Offering Price at a time when undisclosed Material Information about Americas existed and the Pricing Exception is not available. In order for the Americas Shares to be issued upon the exchange of Subscription Receipts pursuant to the Subscription Receipt Private Placement to occur on Closing, the Subscription Receipt Private Placement Resolution must be passed by a simple majority (50% plus one vote) of the votes cast at the Meeting by Americas Shareholders (excluding the Americas Shares held by all placees in the Subscription Receipt Private Placement and Edgehill (which does not hold any Americas Shares as of the date of this Information Circular), being an aggregate of 4,719,896 Americas Shares as of the date of this Information Circular, representing approximately 1.7% of the Americas Shares as of the date of this Information Circular, which are excluded on the basis that such holders have an interest in the approval of this resolution, including the approval of the pricing) and who, being entitled to, vote in person or by proxy at a general meeting of Americas. For more information regarding the approval requirements of the Subscription Receipt Private Placement Resolution, please refer to “Particulars of Matters to be Acted Upon at the Meeting – Regulatory and Shareholder Approvals and Filings”, below.

The text of the ordinary resolution approving the Subscription Receipt Private Placement and the issuance of Americas Shares on exchange of the Subscription Receipts issued pursuant to the Subscription Receipt Private Placement (the “Subscription Receipt Private Placement Resolution”) to be submitted to Americas Shareholders at the Meeting is set out below:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The issuance of 125,000,000 common shares in the capital of Americas Gold and Silver Corporation (“Americas”) upon the exchange of subscription receipts (the “Subscription Receipts”) issued pursuant to the Subscription Receipt Private Placement (as such term is defined in the Information Circular) immediately prior to Closing (as such term is defined in the Information Circular) at a price of $0.40 per Subscription Receipt, is hereby authorized and approved.

2.

Any one director or officer of Americas be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of Americas, to execute or cause to be executed, under the seal of Americas or otherwise, and to deliver or cause to be delivered all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.”

The Americas Board determined that the proposed Transaction is in the best interest of Americas and the Americas Shareholders and authorized the negotiation, entering into and execution of the Subscription Receipt Private Placement.

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The Americas Board unanimously recommends that Americas Shareholders vote FOR the Subscription Receipt Private Placement Resolution.

Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote in favour of the Subscription Receipt Private Placement Resolution.

Advisor Share Issuance Resolution

Shareholder approval is being sought for the Advisor Share Issuance Resolution because the Americas Shares issuable to Edgehill were priced at the Offering Price at a time when undisclosed Material Information about Americas existed and the Pricing Exception is not available. In order for the Edgehill Shares to be issued, the Advisor Share Issuance Resolution must be passed by a simple majority (50% plus one vote) of the votes cast at the Meeting by Americas Shareholders (excluding the Americas Shares held by all placees in the Subscription Receipt Private Placement and Edgehill (which does not hold any Americas Shares as of the date of this Information Circular), being an aggregate of 4,719,896 Americas Shares as of the date of this Information Circular, representing approximately 1.7% of the Americas Shares as of the date of this Information Circular, which are excluded on the basis that such holders have an interest in the approval of this resolution, including the approval of the pricing) and who, being entitled to, vote in person or by proxy at a general meeting of Americas. For more information regarding the approval requirements of the Advisor Share Issuance Resolution, please refer to “Regulatory and Shareholder Approvals and Filings”, below.

The text of the ordinary resolution approving the issuance of the Edgehill Shares (the “Advisor Share Issuance Resolution”) to be submitted to Americas Shareholders at the Meeting is set out below:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The issuance to Edgehill Advisory Ltd. (“Edgehill”) of 682,850 common shares in the capital of Americas Gold and Silver Corporation (“Americas”) as partial payment in respect of fees payable to Edgehill in relation to Edgehill’s engagement as financial advisor to Americas concerning the Transaction (as such term is defined in the management information circular of Americas dated November 7, 2024) is hereby authorized and approved.

2.

Any one director or officer of Americas be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of Americas, to execute or cause to be executed, under the seal of Americas or otherwise, and to deliver or cause to be delivered all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.”

The Americas Board determined that the issuance of the Edgehill Shares is in the best interest of Americas and the Americas Shareholders.

The Americas Board unanimously recommends that Americas Shareholders vote FOR the Advisor Share Issuance Resolution.

Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote in favour of the Advisor Share Issuance Resolution.

Aggregate Share Issuance Resolution

Shareholder approval is being sought for the Aggregate Share Issuance Resolution because the Americas Shares being issued pursuant to the Securities Purchase Agreement, the Subscription Receipt Private Placement, the Concurrent Private Placement and the Edgehill Shares represent dilution in excess of 25% of the currently issued and outstanding common shares of Americas. In order for the Transaction to be implemented, the Aggregate Share Issuance Resolution must be passed by a simple majority (50% plus one vote) of the votes cast at the Meeting by Americas Shareholders and who, being entitled to, vote in person or by proxy at a general meeting of Americas. For more information regarding the approval requirements of the Aggregate Share Issuance Resolution, please refer to “Particulars of Matters to be Acted Upon at the Meeting – Regulatory and Shareholder Approvals and Filings”, below.

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The text of the ordinary resolution approving the issuance of 305,682,850 Americas Shares, being the aggregate of the Americas Shares issuable pursuant to the Securities Purchase Agreement, the Subscription Receipt Private Placement, the Concurrent Private Placement and the Edgehill Shares, representing dilution in excess of 25% of the currently issued and outstanding common shares of Americas (being dilution of approximately 114% of the issued and outstanding Americas Shares at the time the Transaction was entered into) (the “Aggregate Share Issuance Resolution”) to be submitted to Americas Shareholders at the Meeting is set out below:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The issuance of 305,682,650 common shares in the capital of Americas Gold and Silver Corporation (“Americas”), being the aggregate of the common shares in the capital of Americas issuable pursuant to the Securities Purchase Agreement, the Subscription Receipt Private Placement, the Concurrent Private Placement and the Edgehill Shares (as each such term is defined in the management information circular of Americas dated November 7, 2024) is hereby authorized and approved.

2.

2Any one director or officer of Americas be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of Americas, to execute or cause to be executed, under the seal of Americas or otherwise, and to deliver or cause to be delivered all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of this resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.”

The Americas Board determined that the issuance of the Americas Shares pursuant to the Aggregate Share Issuance Resolution is in the best interest of Americas and the Americas Shareholders.

The Americas Board unanimously recommends that Americas Shareholders vote FOR the Aggregate Share Issuance Resolution.

Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote in favour of the Aggregate Share Issuance Resolution.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting accompanying this Information Circular, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the Notice of Meeting accompanying this Information Circular and other matters which may properly come before the Meeting or any adjournment.

***

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Background to the Transaction

From time to time, the Company evaluates its strategic alternatives and options for potential strategic and financing transactions. Starting in 2021, the Company pursued a series of opportunities for various potential strategic and financing transactions and had discussions with a number of potential counterparties. The Company sought to explore strategic transactions with the goal of increasing the scale and diversity of its operating assets and sought to explore financing transactions to support the development of its existing operations and refinance existing debt. While certain previously disclosed financing transactions were entered into, discussions relating to strategic transactions had not progressed to an advanced stage through the end of 2023.

Through late 2023 and in early 2024, the Company was engaged in discussions with a counterparty in respect of a potential refinancing transaction. The Company was also engaged in intermittent discussions regarding a potential business combination with a strategic party (“Party A”). Party A was also a potential participant in the financing transaction. Discussions continued through January and February of 2024 regarding the financing, but the parties were unable to reach agreement.

On February 5, 2024, the Company received a letter from Uberiis, a company led by Paul Huet, outlining a proposed transaction between Uberiis and the Company (the “February 5 Proposal”). The proposed transaction contemplated the acquisition of all of the common shares of Uberiis by the Company in exchange for Americas Shares with an aggregate value of US$15.5 million, as well as a concurrent US$30 million equity financing (contemplating a unit offering comprised of a common share with a half warrant, and was conditional upon, among other things, the refinancing of the Company’s existing financial indebtedness and stream and royalty arrangements, and a change in the senior management of the Company, including with Mr. Huet becoming the Chief Executive Officer of the Company). Uberiis did not have any material assets or liabilities, other than cash.

The February 5 Proposal was reviewed and considered by the Americas Board at a meeting on February 7, 2024. Following careful consideration, after discussions with management and after receiving the advice of TD and Edgehill, as financial advisors to the Company, the Americas Board unanimously determined (with the recusal of the director who is also a member of management), that pursuing a transaction in the form outlined in the February 5 Proposal was not in the best interests of the Company. This decision was made based on an assessment of the payment to be made, the consideration to be received, and the relative uncertainty and complexity of the February 5 Proposal.

On February 9, 2024, the Chair of the Americas Board responded to the February 5 Proposal by letter to Uberiis, communicating that the Americas Board had unanimously determined that the proposed transaction, in its current form, was not in the best interests of the Company, and that the Company was pursuing several measures to strengthen its financial position; however, the Company would remain open to further discussions.

On February 15, 2024, Uberiis responded to the Company by providing (i) a ‘highly confident’ letter from an investment bank regarding its ability and willingness to act as lead underwriter for a proposed concurrent equity financing, and (ii) a preliminary letter from a potential source of debt financing, expressing interest in providing debt financing in an approximate amount of $30M to refinance the Company’s existing debt.

On March 1, 2024, the Americas Board established the Special Committee to evaluate and supervise the negotiation of potential business combination transactions involving the Company, including (i) any proposed transaction with Party A, (ii) any proposed transaction with Uberiis, and (iii) any other potential business combination transactions that might become available to the Company. The Special Committee was comprised of Mr. Alex Davidson, Mr. Lorie Waisberg and Mr. Gordon Pridham, with Mr. Davidson being appointed as chair.

In order to facilitate further discussions, Uberiis and the Company entered into a mutual confidentiality and non-disclosure agreement effective February 27, 2024, providing for the disclosure of confidential and proprietary information of each party to the other party.

On March 14, 2024, Party A provided notice to the Company that it was ceasing discussions with the Company regarding a potential business combination transaction.

On April 3, 2024, Uberiis provided a revised proposal letter to the Company (the “April 3 Proposal”). The April 3 Proposal contemplated several key changes from the February 5 Proposal, including that Uberiis would acquire Sprott LP’s 40% interest in the Galena Joint Venture prior to the acquisition of Uberiis by the Company. The April 3 Proposal noted that Uberiis had entered into an exclusivity agreement with Sprott LP for the potential sale of Sprott LP’s interest in the Galena Joint Venture.

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The April 3 Proposal contemplated that the Company would acquire all of the issued and outstanding shares of Uberiis in a share-exchange transaction pursuant to which Uberiis shareholders would receive 1.213 Americas Shares for each share of Uberiis (resulting in aggregate consideration of approximately 243.4 million Americas Shares, which were valued at approximately US$52M based on the then-market price of the Americas Shares). The Company would also assume the obligation of Uberiis (to be entered into in connection with Uberiis’ transaction to acquire Sprott LP’s interest in the Galena Joint Venture) to make a US$10M cash payment to Sprott LP on closing of the transaction, and to make monthly deliveries of 18,500 ounces of silver to Sprott LP over a 36 month term starting January 2026.

The April 3 Proposal also contemplated a concurrent equity raise of US$40M by the Company (via a subscription receipt unit offering comprised of a common share with a half warrant), as well as the refinancing of the Company’s existing financial indebtedness and stream and royalty arrangements.

On April 5, 2024, following consideration of the April 3 Proposal, and a meeting of the Special Committee on April 4, 2024, the Company entered into an exclusivity agreement with Uberiis, providing for a brief period of exclusivity in favour of Uberiis through April 10, 2024 while the Company considered the April 3 Proposal. The Company considered the ability to consolidate the Galena Joint Venture interest via the proposed transaction to be a significant improvement over the February 5 Proposal.

On April 9, 2024, the Special Committee met and further considered the April 3 Proposal, including receiving input from TD and Edgehill. Following this meeting, the Special Committee proposed responding to the April 3 Proposal with a revised proposal, outlining terms on which the Company would be prepared to continue to consider a potential transaction.

On April 10, 2024, the Company delivered a response letter to the April 3 Proposal to Uberiis. Uberiis responded to the Company’s letter, noting they were not prepared to continue discussions other than on the terms set out in the April 3 Proposal.

On April 12, 2024, the Special Committee met to discuss the April 3 Proposal, the Company’s response of April 10, and Uberiis’ subsequent response and decided no further action was required.

On May 16, 2024, Uberiis provided the Company with a revised proposal (the “May 16 Proposal”), outlining a proposed transaction with a similar structure to the April 3 Proposal, with revised economic terms, including introducing contingent share consideration, based on the achievement of certain production milestones at the Galena Complex. The Special Committee considered the May 16 Proposal, including with the advice of financial advisors that the consideration was not an improvement from the Company’s perspective, and unanimously determined that it was not in the best interests of the Company to proceed with the proposal on its current terms.

On May 24, 2024, following a meeting of the Special Committee on May 23, 2024, the Special Committee responded to the May 16 Proposal by letter to Uberiis, confirming that the Special Committee had determined not to proceed with the proposal.

On June 7, 2024, Uberiis provided a revised proposal by letter (the “June 7 Proposal”), further revising the terms of the May 16 Proposal, contemplating a smaller concurrent financing, reduced share consideration, and an increase in the threshold for contingent share consideration.

On June 11, 2024, the Special Committee met, including with TD and Edgehill, to consider the June 7 Proposal. Following this meeting, the Special Committee asked TD and Edgehill to meet with Cormark, on behalf of Uberiis, to discuss certain remaining concerns with the June 7 Proposal. This meeting occurred on June 12, 2024.

On June 15, 2024, the Special Committee met to discuss the Uberiis proposal and the Company’s strategic options. Following a discussion of the June 7 Proposal and other strategic options available to the Company, the Special Committee recommended that the Company enter into a non-binding letter of intent with Uberiis based on the June 7 Proposal, once a satisfactory plan and timeline for the completion of the diligence to be conducted by Uberiis could be agreed. On June 18, 2024, the Company sent a letter of intent to Uberiis based on the Special Committee’s recommendation.

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On June 27, 2024, Uberiis responded to the Company’s June 18th letter, substantially accepting the Company’s terms, with revisions around expense reimbursement and other minor changes. On July 2, 2024, the Company and Uberiis signed a non-binding letter of intent. Throughout July and August, Uberiis continued their diligence review of the Company and its assets.

On August 26, 2024, the Special Committee met to consider the status of the potential transaction and the status of discussions with Uberiis. Given the passage of time, the Special Committee evaluated the transaction as set forth in the letter of intent, and determined that due to the significant increase in the silver price over the last several months, the corresponding increase in the Company’s share price in August and changes to the Company’s financial situation (including closing the financing transaction with Trafigura PTE Ltd. on August 14, 2024), that the transaction as proposed in the letter of intent was not in the best interests of the Company and exclusivity was not appropriate at this time.

On August 28, 2024, Mr. Paul Huet, on behalf of Uberiis, and Mr. Darren Blasutti, on behalf of the Company, had discussions about the possibility of a general improvement in the transaction terms for the Company and a new possible transaction structure involving the Company acquiring Sprott, or its interest in the Galena Joint Venture directly, following the acquisition of Uberiis by Sprott. Mr. Blasutti updated the Special Committee on the proposed change in transaction structure and the ongoing discussions with Mr. Huet at a meeting of the Special Committee on September 4, 2024.

On September 6, 2024, Uberiis sent a letter to the Company (the “September 6 Proposal”), including a term sheet outlining a proposed transaction with a structure consistent with the approach outlined in the August 28 discussions. The September 6 Proposal contemplated the direct or indirect acquisition by the Company of Sprott LP’s interest in the Galena Joint Venture for consideration consisting of Americas Shares, along with an obligation to make a US$10M cash payment to Sprott on closing of the transaction, and to make monthly deliveries of 18,500 ounces of silver to Sprott over a 36-month term starting January 2026. The September 6 Proposal was conditional on the completion of (i) a concurrent equity financing of US$25-30 million, and (ii) the refinancing of the Company’s outstanding indebtedness under a single facility with a principal amount of US$30-40 million.

Following further discussions among the parties, it was clarified that the portion of the consideration consisting of Americas Shares was intended to be approximately US$45.3 million, which at the time represented approximately 197 million Americas Shares based on the closing price of the Americas Shares on September 6, 2024. This constituted a significant improvement to the April 3 Proposal, which included share consideration of approximately 243.4 million Americas Shares, which were valued at approximately US$52 million based on the then-market price of the Americas Shares.

Following discussions between management and the Special Committee, the Special Committee determined that the September 6 Proposal could form the basis for an attractive transaction for the Company and that it was in the best interests of the Company to enter into an exclusivity agreement with Uberiis and Sprott providing for a 30 day exclusivity period to continue to evaluate the proposed transaction and negotiate definitive agreements. The Company entered into discussions with Uberiis and Sprott regarding the term sheet and exclusivity agreement. During these discussions, the parties determined that the completion of a debt refinancing could be worked on in parallel, but was not necessary as a closing condition. They also determined that Uberiis would assist in arranging for a small equity financing immediately following the announcement of the transaction to provide funding in the interim period for necessary transaction expenses and expenses relating to the Galena Joint Venture, being the Concurrent Private Placement. In the course of these discussions, the parties agreed on a non-binding term sheet which contemplated fixed share consideration of 170 million Americas Shares.

On September 20, 2024, the Company, Uberiis and Sprott entered into an exclusivity agreement, providing for exclusivity through September 30, 2024. The parties and their respective counsel then proceeded to advance work on the definitive transaction documents.

On September 24, 2024, the Special Committee met (together with the Company’s financial and legal advisors) to receive an update from management on the work being done in preparation for the transactions, as well as to receive advice from the financial advisors and legal advisors and to review the prospective merits and risks of proceeding with the proposed transactions. The Special Committee determined to continue discussions with Uberiis and Sprott for the proposed transaction.

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On September 30, 2024, the Company, Sprott and Uberiis extended the term of the exclusivity agreement through October 7, 2024.  The parties then continued to advance the planning for the transactions and to negotiate the definitive transaction documents including (i) the purchase agreement for the indirect acquisition of the Sprott interest in the Galena Joint Venture, which would also involve the indirect acquisition of the shares of Uberiis to be acquired by the affiliate of Sprott as described below, and (ii) the purchase agreement for the acquisition by an affiliate of Sprott of the shares of Uberiis from its shareholders. Following a meeting of the Special Committee on October 4, 2024, the Company also proceeded to negotiate the bought deal agreement for the Subscription Receipt Private Placement with the Joint Bookrunners.

 On October 7, 2024, Cormark and TD informed the Company that they expected to be able to provide a bought deal letter for an underwritten offering of subscription receipts for up to $40 million priced at $0.40 per subscription receipt.

On October 7, 2024, the Special Committee met with management and legal and financial advisors to the Company, to consider the status of matters relating to and the terms of the Securities Purchase Agreement and the bought deal letter for the Subscription Receipt Private Placement. After discussion and careful consideration, including a review of the relevant transaction terms and a presentation by the financial advisors as to their views of the transactions, the Special Committee unanimously resolved to recommend the proposed transactions to the Americas Board, subject to receiving an oral fairness opinion from TD at an Americas Board meeting later in the day, to be reflected in a subsequent written fairness opinion, and the satisfactory resolution of certain outstanding points relating to the Securities Purchase Agreement.

Later on October 7, 2024, the Americas Board and senior management met with representatives of TD and Edgehill and Torys LLP to consider the proposed transactions and receive the report and recommendation of the Special Committee. At that meeting, management and the legal advisors updated the Americas Board on the terms and the status of the negotiations of the Securities Purchase Agreement, the bought deal letter for the Subscription Receipt Private Placement and the Concurrent Private Placement. Mr. Blasutti confirmed that management supported the transactions. TD reviewed the process leading to the Transaction and the work and analysis it had undertaken to be in a position to deliver its fairness opinion. TD provided its oral opinion, which was subsequently confirmed by delivery of a written opinion, that, as of October 7, 2024, and subject to the assumptions, limitations, and qualifications set out therein, the consideration to be paid by the Company for the Acquisition (as such term is defined in the Fairness Opinion) is fair, from a financial point of view, to the Company. The Americas Board also received financial advice from Edgehill. After a discussion and taking into consideration the unanimous recommendation of the Special Committee, its own assessment of the transaction and the interests of Americas Shareholders and other stakeholders, the Fairness Opinion and other relevant matters, the Americas Board unanimously determined that the Transaction and the entering into of the Securities Purchase Agreement and the bought deal letter were in the best interests of the Company and that the consideration to be paid under the Acquisition were fair to the Company, unanimously approved the Company entering into the Securities Purchase Agreement, the bought deal letter and the ancillary agreements and unanimously resolved to recommend that Americas Shareholders vote in favour of the Transaction. The unanimous approval of the Americas Board was subject to finalizing the Securities Purchase Agreement, in a form acceptable to management and Special Committee, and the review and acceptance of the terms of the Uberiis Purchase Agreement.

On the evening of October 7, 2024, the parties agreed that a change in structure of the Securities Purchase Agreement was required, such that the Company would be purchasing the shares of Sprott Holdings from Sprott Mining and the Sprott Preferred Sellers. This change contemplated the transfer of the ownership of the shares of Sprott Holdings and Sprott Management from 2176423 Ontario Ltd. to Sprott Mining prior to closing. The Securities Purchase Agreement otherwise contained substantially similar terms as the prior draft. The owners of Sprott Holdings confirmed that Sprott Holdings would only hold the interest in Sprott LP and Uberiis and would not have other material assets or liabilities.

The parties continued their efforts to finalize the Securities Purchase Agreement throughout the day and evening on October 8, 2024. Early in the morning of October 9, 2024, the parties settled on the final definitive Securities Purchase Agreement. A final version of the Uberiis Purchase Agreement was also circulated and agreed.

With management’s approval of the definitive Securities Purchase Agreement and the form of Uberiis Purchase Agreement, Mr. Blasutti informed the Special Committee and Americas Board that the conditions to their approval of the Transactions had been met, and that the Company would proceed to enter into the Securities Purchase Agreement and bought deal letter.

Early in the morning of October 9, 2024, the Company, Sprott Holdings, Sprott Management, Sprott LP and Paul Huet, as shareholder representative for the Sprott Preferred Sellers executed the Securities Purchase Agreement, and concurrently Sprott Holdings, Uberiis, the Sprott Preferred Sellers, and Paul Huet as vendor’s representative entered into the Uberiis Purchase Agreement. Concurrently, the Company also entered into the “bought deal” letter with the Joint Bookrunners. As required pursuant to the Securities Purchase Agreement, members of the Company’s senior management and the Americas Board, as well as funds advised by Delbrook Capital Management, entered into Voting and Support Agreements dated October 9, 2024, committing to vote in favour of the Transaction Resolutions. A press release of the Company announcing the Transaction was released prior to the commencement of trading on October 9, 2024.

During the day on October 9, 2024, Cormark and TD communicated to the Company that there was excess demand for the Subscription Receipt Private Placement. On the recommendation of management, the Americas Board made the decision to approve the upsize of the previously announced Subscription Receipt Private Placement, entering into an amending agreement with Cormark and TD to upsize the offering to issue an additional 12,500,000 Subscription Receipts, as well as increasing the size of the Underwriters’ Option by up to 2,500,000 Subscription Receipts.

On October 30, 2024, the Company completed the Subscription Receipt Private Placement. The proceeds from the Subscription Receipt Private Placement, less a portion of the Underwriters’ fees and expenses, are being held in escrow pending the closing of the Transaction.

***

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Elements of the Transaction and Related Matters

Securities Purchase Agreement

The following summary of the Securities Purchase Agreement is qualified in its entirety by reference to the complete text of the Securities Purchase Agreement, a copy of which is available under Americas profile on SEDAR+ at www.sedarplus.ca.

The Securities Purchase Agreement provides for the acquisition by Americas of the Sprott Equity Interests. The acquisition of the Sprott Equity Interests will result in Americas indirectly acquiring the remaining 40% interest in the Galena Joint Venture held by Sprott LP. The Purchase Price payable in considerations for Americas’ acquisition of the Sprott Equity Interests consists of (i) cash consideration payable to Sprott Mining at Closing of US$10 million, (ii) Americas Share consideration deliverable at Closing, consisting of (a) 117,270,000 Americas Shares to be issued to Sprott Mining (or as otherwise directed by Sprott Mining) and (b) 52,730,000 Americas Shares to be issued to the Sprott Preferred Sellers (or as otherwise directed by Paul Huet as representative of the Sprott Preferred Sellers), and (iii) the execution and delivery on Closing of the Silver Delivery Agreement.

The Securities Purchase Agreement contains representations and warranties of and from each of Americas, Sprott Mining (including with respect to Sprott Mining Subsidiaries) and each of the Sprott Preferred Sellers, as well as covenants, various conditions precedent and indemnities with respect to each of Americas, Sprott Mining, and the Sprott Preferred Sellers, which are customary for transactions of this nature, including (but not limited to) approval of the Transaction and the Transaction Resolution by Americas Shareholders at the Meeting, TSX Approval, NYSE Authorization and the absence of any material adverse effect in respect of either Americas, Sprott Mining or Sprott Mining Subsidiaries. A failure of a party under the Securities Purchase Agreement to satisfy such party’s condition precedent can, in certain circumstances, trigger a termination right of a non-offending party under the Securities Purchase Agreement.

Pursuant to the Securities Purchase Agreement, the parties to the Securities Purchase Agreement shall agree upon the board of directors and senior management of Americas to be effective immediately post-Closing, provided that Americas will be entitled to determine half of the number of directors on the post-Closing Americas Board and Paul Huet (as representative of the Sprott Preferred Sellers) and Sprott Mining, collectively, will be entitled to determine the remaining half of the number of directors on the post-Closing Americas Board.

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Moreover, the Securities Purchase Agreement contains covenants of Americas that Americas will take all actions and do (or cause to be done) all things necessary, proper or advisable prior to Closing to cause (i) the Americas Board to be reconstituted to give effect to the Americas Board Changes and (ii) the appointment as senior management of Americas, the individuals to be agreed upon by the parties to the Securities Purchase Agreement prior to Closing. Further, Americas has agreed to procure such director and officer resignations necessary to give effect to the foregoing.

The Securities Purchase Agreement also requires the holding of the Meeting to approve the Transaction. Under the Securities Purchase Agreement, any postponement or adjournment to the Meeting requires the consent of Sprott Mining, subject to exceptions for reasons of quorum and applicable law. If the Securities Purchase Agreement Resolution is not passed at the Meeting (or in any event prior to February 28, 2025), Sprott Mining and/or Paul Huet, as representative of the Sprott Preferred Sellers, will be entitled to terminate the Securities Purchase Agreement.

Subscription Receipt Private Placement

On October 30, 2024, Americas completed the Subscription Receipt Private Placement, pursuant to which Americas issued an aggregate of 125,000,000 Subscription Receipts (which included the full exercise of the Underwriters’ Option), on a “bought deal” private placement basis by a syndicate of Underwriters, at a price of $0.40 per Subscription Receipt, which raised gross proceeds of $50 million. Each Subscription Receipt represents the right of the holder to receive, immediately prior to Closing of the Transaction and without payment of additional consideration, one Americas Share.

The net proceeds of the Subscription Receipt Private Placement will be used to fund the cash portion of the Purchase Price payable by Americas in connection with the Transaction, and the balance will be used to fund the Company’s expenses of the Transaction and the Concurrent Private Placement, to repay certain of the Company’s existing indebtedness, for the advancement of the Company’s initiatives at the Galena Complex and for general corporate purposes. The proceeds of the Subscription Receipt Private Placement, less a portion of the Underwriters’ fees and expenses, are being held in escrow pending the closing of the Transaction. See “Particulars of Matters to be Acted Upon at the Meeting – Use of Funds and Transaction Expenses”.

Pursuant to the terms of the Underwriting Agreement, as consideration for their services, the Underwriters will receive a cash commission equal to 6.0% of the aggregate gross proceeds raised from the Subscription Receipt Private Placement (other than: (i) in respect of sales to those purchasers on the President’s List (up to a maximum of US$3,000,000), in which case a cash commission of 3.0% will be payable; (ii) in respect of sales to certain institutional investors as agreed between the Company and the Joint Bookrunners, in which case a cash commission of 5.0% will be payable; and (iii) in respect of sales to certain United States purchasers as agreed between the Company and the Joint Bookrunners, in which case no cash commission will be payable) (collectively, the “Underwriters’ Fee”). 50% of the Underwriters’ Fee was paid to the Underwriters upon completion of the Subscription Receipt Private Placement and the remainder will be paid to the Underwriters upon satisfaction of the Escrow Release Conditions; provided, however, that if the Escrow Release Conditions are not satisfied, the 50% balance of the Underwriters’ Fee will not become payable to the Underwriters.

If the Securities Purchase Agreement is terminated prior to February 27, 2025, if Closing does not occur prior to February 27, 2025, or, prior to such date, Americas advises Cormark or announces to the public that it does not intend to satisfy the Escrow Release Conditions, the holders of Subscription Receipts will be entitled to the return of the aggregate subscription price paid by such holder, together with any interest earned thereon on a pro rata basis and the Subscription Receipts will be cancelled and be of no further force or effect.

The issuance of the Americas Shares upon exchange of the Subscription Receipts in accordance with the terms of the Subscription Receipt Agreement is subject to approval by Americas Shareholders. See “Particulars of the Matters to be Acted Upon at the Meeting – Regulatory and Shareholder Approvals and Filings – TSX Requirements” for further details. The Subscription Receipts and the underlying Americas Shares are subject to a customary four month hold period under Canadian securities laws.

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Certain officers and directors of Americas, who are considered to be “related parties” of Americas under MI 61-101, subscribed for Subscription Receipts in connection with the Subscription Receipt Private Placement. Each subscription by a “related party” is considered a “related party transaction” for the purposes of MI 61-101. Americas is exempt from certain requirements of MI 61-101 with respect to certain formal valuation and minority approval requirements with respect to the “related party transaction”. See “MI 61-101 Protection of Minority Security Holders” below.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, no persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company.

Moreover, it is expected that by virtue of its subscription in the Subscription Receipt Private Placement, Merk will, following completion of the Transaction, beneficially own or control, directly or indirectly, more than 10% of the outstanding Americas Shares. As a result, following completion of the Transaction, Merk will become an Insider of Americas and is expected to hold, at Closing, 71,101,028 Americas Shares representing 12.2% of Americas Shares.

Concurrent Private Placement

Americas is conducting the Concurrent Private Placement in connection with the Transaction with a subscriber arranged by Uberiis. Under the Concurrent Private Placement, 10,000,000 Americas Shares were issued to the subscriber thereof after the date of this Information Circular. Americas has confirmed that the subscriber in the Concurrent Private Placement is arm’s length and is not an Insider of Americas. The Concurrent Private Placement was not conditional upon the completion of the Transaction.

The net proceeds received by Americas from the Concurrent Private Placement were required in order for Americas to be able to complete the transactions contemplated by the Securities Purchase Agreement. The net proceeds are expected to be used for the payment of interim period Transaction expenses and continuing capital expenditures at the Galena Complex in accordance with the current development plan at the Galena Complex. Continuing the development of the Galena Complex in accordance with the current development plan at the Galena Complex is a necessity for completing the Transaction and for the consolidation of the Galena Joint Venture. Absent the receipt of the proceeds raised pursuant to the Concurrent Private Placement, Americas was not certain that it would be able to advance the development of the Galena Complex as anticipated and as necessary to complete the consolidation of the Galena Joint Venture. Furthermore, closing of the Concurrent Private Placement was not conditional on closing of the Transaction and closing of the Transaction was not conditional on closing of the Concurrent Private Placement. For these reasons, while the Concurrent Private Placement was priced at a time when undisclosed Material Information about the Transaction existed, Americas was able to rely on the Pricing Exception for the purposes of the Concurrent Private Placement.

For clarity, the Concurrent Private Placement was completed after the date of this Information Circular. The issuance of Americas Shares under the Concurrent Private Placement is not subject to shareholder approval and Americas is not seeking Americas Shareholder approval of the Concurrent Private Placement. The TSX has provided its conditional approval of the Concurrent Private Placement.

Securities Law Matters and Escrowed Securities

The Americas Shares to be issued pursuant to the Securities Purchase Agreement, the Americas Shares to be issued to subscribers upon exchange of the Subscription Receipts issued in connection with the Subscription Receipt Private Placement and the Edgehill Shares will be subject to resale restrictions under applicable Canadian securities laws which, among other things, generally includes a four-month restricted period before such securities become freely-tradable. The Americas Shares to be issued pursuant to the Concurrent Private Placement will be subject to the same resale restrictions.

As at the date of this Information Circular, other than the Americas Shares that are subject to the Voting and Support Agreements, there are no Americas Shares currently subject to escrow or contractual hold restrictions.

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Additionally, under applicable Canadian law, Americas Shareholders are not entitled to dissent rights with respect to the Transaction Resolutions.

Effects of the Transaction

If the Transaction Resolutions are approved at the Meeting and the applicable conditions to the completion of the Transaction have been satisfied, the following will occur at or immediately prior to Closing unless otherwise specified:

(a)

upon the satisfaction of the Escrow Release Conditions, the Subscription Receipts will automatically be exchanged for 125,000,000 Americas Shares and the net proceeds (together with interest earned thereon but after deducting the Underwriters’ Fee) of the Subscription Receipt Private Placement will be released to Americas;

(b)	Americas will acquire the Sprott Equity Interests;

(c)	Americas will, indirectly, become the sole owner of the Galena Complex;

(d)	Americas will issue 117,270,000 Americas Shares to Sprott Mining (or as otherwise directed by Sprott Mining);

(e)	Americas will issue 52,730,000 Americas Shares to the Sprott Preferred Sellers (or as otherwise directed by Paul Huet as representative of the Sprott Preferred Sellers);

(f)	Americas will issue the Edgehill Shares to Edgehill;

(g)	the Silver Delivery Agreement will be executed and delivered; and

(h)	the Americas Board Changes will occur immediately post-Closing.

As a result of the foregoing and immediately following Closing, the following Americas Shares will be issued and outstanding:

	Number of Americas Shares	Approximate Percentage of Americas Shares Held(1)
Pre-Transaction Americas Shareholders (excluding Sprott Mining Inc.)	276,099,071	47.3%
Sprott Mining Inc. Pre-Transaction Shares Consideration Shares	2,335,331 117,270,000	0.4% 20.1%
Sprott Preferred Sellers Pre-Transaction Shares Consideration Shares	0 52,730,000	0% 9.0%
Subscription Receipt Private Placement Subscribers(1)	125,000,000	21.4%
Edgehill Shares	682,850	0.1%
Concurrent Private Placement	10,000,000	1.7%
Total(1)	584,117,252	100.0%

Notes:

(1)	Includes the full exercise of the Underwriters’ Option.

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Use of Funds and Transaction Expenses

Upon completion of the Transaction, Americas expects to use the gross proceeds from the Subscription Receipt Private Placement as set forth below. There may be circumstances where, for sound business reasons, Americas reallocates the funds for different purposes.

Use of Funds	Estimated Amount
Payment of Cash Consideration	$13.9 million
Repayment of Indebtedness	$6.0 million
Royalty Payable	$2.0 million
Transaction Expenses(1)	$9.3 million
Corporate purposes, including recapitalization of Galena Complex(2)	$18.9 million
TOTAL	$50.0 million

Notes:

(1)

Includes cash commission and expenses payable to the Underwriters in connection with the Subscription Receipt Private Placement, approximately $5.0 million of change of control termination payments (as a reasonable expected estimate), professional advisor fees (including of Uberiis and Sprott) and other fees, expenses and costs of the Transaction, net of taxes.

(2)	Funds are expected to be applied with a priority to the Galena Complex, then the EC120 Project, and then as needed for corporate purposes.

The estimated use of funds above does not include any debt financing or refinancing under negotiation by Americas, as previously disclosed by Americas. The completion of any debt financing or refinancing will impact the funds available to Americas.

Changes to the Americas Board and Management

Pursuant to the Securities Purchase Agreement, on Closing, it is expected that certain directors of Americas will resign from the Americas Board and certain new individuals will be appointed to the Americas Board (the “Americas Board Changes”), in accordance with the by-laws of Americas and the CBCA. For greater clarity, Americas Shareholders are not voting on the appointment of such directors at the Meeting.

Additionally, Paul Huet has been appointed as Chief Executive Officer of Americas, effective November 11, 2024. Assuming the Transaction Resolutions are approved by Americas Shareholders at the Meeting, it is expected that immediately following Closing, Americas’ management team will be comprised of existing anew members, including individuals who previously served with Mr. Huet as senior executives of Karora Resources Inc.

Proposed Appointees to the Americas Board

The directors of the Americas Board are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or until such director’s earlier death, resignation or removal. If the Transaction Resolutions are approved at the Meeting, effective immediately-post Closing, it is expected that each of the following directors of Americas will resign from the Americas Board:

•	Darren Blasutti;
•	Alex Davidson;
•	Christine Carson;
•	Alan Edwards; and
•	Manuel Rivera.

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On Closing, it is expected that each of the following individuals will be appointed to the Americas Board by the Americas Board:

•	Paul Huet;
•	Scott Hand; and
•	Peter Goudie.

As such, effective immediately post-Closing, the Americas Board will be composed of 6 directors, being:

•	Paul Huet;
•	Scott Hand;
•	Peter Goudie;
•	Lorie Waisberg;
•	Bradley Kipp; and
•	Gordon Pridham.

Director Biographies

The following are brief biographies of Paul Huet and the directors of Americas assuming completion of the Transaction and the Americas Board Changes.

Paul Huet: Chief Executive Officer and Director, age 55

Mr. Huet is the Chairman and Chief Executive Officer of Culico Metals Inc. Mr. Huet served as the Executive Chairman of Karora Resources Inc. from February 25, 2019 until July 18, 2019, when he was appointed Chairman and interim Chief Executive Officer. The “interim” portion of his title was removed in August 2019, and Mr. Huet served as Chairman and Chief Executive Officer of Karora Resources Inc. until its acquisition by Westgold Resources Limited in August 2024. Previously, Mr. Huet was President, Chief Executive Officer and Director of Klondex Mines from 2012 - 2018, until its acquisition by Hecla Mining Company. Mr. Huet has a strong command of capital markets and has served in all levels of engineering and operations of Mining. Mr. Huet graduated with Honors from the Mining Engineering Technology program at Haileybury School of Mines in Ontario, and successfully completed the Stanford Executive program at the Stanford School of Business. In 2013 Mr. Huet was nominated for the Premiers Award in Ontario for outstanding College graduates; he is currently a member of OACETT as an applied Science Technologist and an Accredited Director.

Scott Hand: Director, age 81

Mr. Hand is a founder and Executive Chairman of Kharrouba Copper Company Inc. (copper mining and processing in Morocco), Lead Director of Boyd Biomedical LLC (services and products to the medical and life science industries in the U.S.), a director of Culico Metals Inc. and a member of the Board of Trustees of the Massachusetts Museum of Contemporary Art. He is a former Lead Director (and prior to that, Executive Chairman) of Karora Resources Inc. (sold to Westgold Resources Limited in 2024), director of Fronteer Gold Inc. (sold to Newmont Mining in 2011), Legend Gold Corp., Chinalco Mining Corporation International (copper mining in Peru) and Manulife Financial Corporation. Mr. Hand was the Chairman and Chief Executive Officer of Inco Limited from April 2002 until he retired from Inco in January 2007. Prior to that, Mr. Hand was President of Inco Limited and held positions in Strategic Planning, Business Development and Law. Mr. Hand received a Bachelor of Arts degree from Hamilton College in 1964, a Juris Doctorate degree from Cornell University in 1969 and an Honorary degree from Memorial University of Newfoundland and Labrador in 2005. He served in the United States Peace Corps in Ethiopia from 1964 to 1966.

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Peter Goudie: Director, age 75

Mr. Goudie is currently retired from full-time employment. Mr. Goudie currently serves as a director of Culico Metals Inc. and served as a director of Karora Resources Inc. from July 2008 to August 2024. He was also Executive Vice President (Marketing) of Inco Limited and then Vale Inco from January 1997 to February 2008. Mr. Goudie was responsible for the strategy, negotiation, construction and operation of Inco’s joint venture production projects in Asia. He was employed with Inco since 1970 in increasingly more senior accounting and financial roles in Australia, Indonesia, Singapore and Hong Kong, before becoming Managing Director (later President and Managing Director) of Inco Pacific Ltd. in Hong Kong in 1988. He is an Australian CPA.

Lorie Waisberg: Director, age 83

Mr. Waisberg is a corporate director currently serving as a director of Metalex Ventures Ltd. He previously served as a director of Tembec Inc., Primary Energy Recycling, Noront Resources, Chantrell Ventures, US Silver & Gold Inc., OneMove Technologies, Northern Uranium Corp. (formerly MPVC Inc.), and Rapier Gold Inc. Mr. Waisberg was also previously a director and the chair of Keystone North America, RX Gold & Silver Corp., Baja Mining Corp., Arcan Resources, and Chemtrade Logistics Income Fund. Mr. Waisberg has law degrees from the University of Toronto and Harvard University, and had a distinguished 30-year legal career as a business law partner of Goodmans LLP in Toronto. He then served as the Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer, prior to retirement. Mr. Waisberg is also accredited as ICD.D by the Institute of Corporate Directors. Mr. Waisberg is the Chairman of Americas’ Compensation and Corporate Governance Committee and a member of the Audit Committee.

Bradley Kipp: Director, age 60

Mr. Kipp is currently a director and the Chair of the Audit Committee of Americas (since June 2014); a director and the Chair of the Audit Committee of Haventree Bank since June 2008 (federally regulated Schedule I Bank supervised by the Office of the Superintendent of Financial Institutions), a director of Shiny Health & Wellness Corp. (previously ShinyBud Corp.) (TSXV:SNYB); resigned as CFO of Shiny Health & Wellness Corp. in March of 2022. Mr. Kipp has over 30 years’ experience specializing in operations, corporate finance and public company reporting in the financial services and mining sector. As part of these activities, he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

Gordon Pridham: Director, age 69

Mr. Pridham is Principal of Edgewater Capital and is on the advisory board for Enertech Capital, a clean tech venture capital fund. Mr. Pridham has over 25 years of experience in investment banking, capital markets, and corporate banking. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions and has financed and advised companies in public and private markets across a broad range of industry sectors. He has served on over 17 boards of which he has chaired five. He is a graduate of the University of Toronto and the Institute of Corporate Directors program.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of the following disclosure, “order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, any of which was in effect for a period of more than 30 consecutive days.

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Except as disclosed below, no proposed director of Americas:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including Americas) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including Americas) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Pridham was Chairman on the Board of CHC when CHC was subject to a management cease trade order that was in effect for more than 30 consecutive days. On May 5, 2017, the Ontario Securities Commission issued a management cease trade order against the securities of CHC until CHC prepared and filed its annual audited financial statements, management’s discussion and analysis and related certifications for the period ended December 31, 2016. On July 4, 2017, the Ontario Securities Commission revoked the management cease trade order after CHC filed all required records.

Mr. Kipp was a director of a wholly-owned subsidiary of Shiny Health and Wellness, Shiny Bud Inc. when, on May 24, 2024, it filed a notice of intention to make a proposal pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada). The NOI process completed in September 2024, following the acquisition of Shiny Bud Inc. by a related party to the DIP lender in the process, and the assignment of intercompany indebtedness to such purchaser.  Mr. Kipp ceased serving as a director of Shiny Bud Inc. on September 20, 2024.

At the time of the Meeting, the Transaction will not yet have been completed and there can be no assurance at that time that the Transaction will be completed. If the Transaction Resolutions are not approved by Americas Shareholders by the required vote, the current directors of Americas will remain on the Americas Board until their successors are elected or appointed.

Interest of Certain Persons in Matters to be Acted Upon

In considering the unanimous recommendation of the Americas Board with respect to the Transaction, Americas Shareholders should be aware that certain members of Americas’ management and the Americas Board may have certain interests in connection with the Transaction that may present them with actual or potential conflicts of interest in connection with the Transaction. The Special Committee and the Americas Board is aware of these interests and considered them along with other matters.

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To the knowledge of the Company, other than as disclosed below or elsewhere in this Information Circular, no informed person of the Company, proposed director of the Company, or any Associate or Affiliate of any informed person or proposed director, has had any interest in any transaction since January 1, 2024 that has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.

Paul Huet has been appointed Chief Executive Officer of Americas effective November 11, 2024. Mr. Huet’s appointment as chief executive officer was initially anticipated to occur at Closing, but the Americas Board determined it was in the best interests of the Company to expedite Mr. Huet’s appointment. Mr. Huet will be entering into a consulting agreement with the Company for the interim period until Closing, and is expected to enter into an employment agreement with the Company at Closing, in each case as recommended by the compensation committee of the Americas Board. Mr. Huet’s appointment as Chief Executive Officer is not conditional on the approval of the Transaction Resolutions or on Closing.

Mr. Huet is a Sprott Preferred Seller under the Securities Purchase Agreement. Mr. Huet and his Associates currently hold 24,100,000 shares of Uberiis, and will receive 20,696,954 Americas Shares as consideration under the Securities Purchase Agreement at Closing. Mr. Peter Goudie and Mr. Scott Hand, each of whom are expected to be appointed as a director of Americas on the Closing, are also Sprott Preferred Sellers, and accordingly, will receive Americas Shares in consideration for their Sprott Equity Interests acquired by Americas. Mr. Huet is also the representative of the Sprott Preferred Sellers under the Securities Purchase Agreement and can exercise certain rights of the Sprott Preferred Sellers under the Securities Purchase Agreement in certain circumstances. The Americas Board is aware of these interests, and the Special Committee has taken appropriate measures regarding any potential conflict of interest regarding the exercise of Mr. Huet’s duties as chief executive officer, as it relates to the Transaction, including with respect to his and his Associates’ interests as a Sprott Preferred Seller.

Other than as disclosed herein, there are no known existing or potential conflicts of interest between Americas and Paul Huet, its proposed directors and officers or other proposed members of management of Americas as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Americas and their duties as a director or officer of such other companies.

The directors of Americas are required by law to act honestly and in good faith with a view to the best interests of Americas and to disclose any interests that they may have in any project or opportunity of Americas. If a conflict of interest arises at a meeting of the Americas Board, any director with a conflict will disclose his or her interest and abstain from voting on such matter in accordance with the CBCA.

Ownership of Securities of Americas

As of November 4, 2024, the officers and directors of Americas beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 2,272,750 Americas Shares, as well as an aggregate of 21,166,798 Americas Shares issuable upon the exercise or settlement of 17,555,000 Americas Options, 234,076 Americas RSUs and 3,377,722 Americas DSUs, representing approximately 7.9% of the Americas Shares outstanding as of the close of business on November 4, 2024 on a partially diluted basis.

Americas Options

Pursuant to the terms of the Americas Option Plan, the Transaction will not constitute a Change of Control (as defined in the Americas Option Plan). Under the terms of the Americas Option Plan and the applicable option grant documents, where a participant ceases to be an Eligible Person (as defined in the Americas Option Plan), for any reason whatsoever other than death, each Americas Option held by the participant will cease to be exercisable on or before the earlier of the expiry date of the Americas Option and 90 days after the applicable Termination Date (as defined in the Americas Option Plan). It is expected that each of the directors of Americas who are resigning from the Americas Board on Closing will enter into consulting arrangements with Americas, such that they will remain Eligible Persons while such consulting arrangements are ongoing.

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As set forth below, Paul Huet and certain additional individuals who are expected to join Americas at Closing hold Americas Options granted to such individuals in connection with consulting agreements entered into between such individuals and the Company on October 15, 2024. These Americas Options are anticipated to remain outstanding when these individuals join the Company.

Individual	Options
Paul Huet	1,750,000
Michael Doolin	750,000
John Leddy	750,000
Oliver Turner	750,000

As at the date of this Information Circular, there are an aggregate of 21,895,000 Americas Options issued and outstanding under the Americas Option Plan, all of which will be treated in accordance with the Americas Option Plan as noted above.

The Americas Options do not have votes attached to them for the purposes of the matters before the Meeting.

Americas RSUs

Pursuant to the terms of the Americas RSU Plan, subject to the Americas Board’s discretion to accelerate the vesting of an Americas RSU, each Americas RSU which has not vested prior to such participant’s termination date shall terminate and be forfeited as of such termination date. After vesting of an Americas RSU, a redemption date shall occur and such Americas RSUs shall be redeemed, at the option of Americas, by (i) a payment to the participant (or their beneficiaries) of a lump sum cash payment net of any applicable withholdings, equal to the number of Americas RSUs held by such person on the settlement date, multiplied by the fair market value of one Americas Share on the redemption date, or (ii) delivery to the participant (or their beneficiaries), on the redemption date, that number of Americas Shares equal to the whole number of Americas RSUs held by such director on the settlement date, plus a cash settlement of any fraction of an Americas RSU, provided that Americas shall be entitled to sell a portion of the Americas Shares to fund payment of applicable taxes and any associated costs as contemplated by the Americas RSU Plan. As of the date of this Information Circular, all outstanding Americas RSUs have vested. All outstanding Americas RSUs will be redeemed in accordance with their terms effective December 31, 2024.

The Americas RSUs do not have votes attached to them for the purposes of the matters before the Meeting.

Americas DSUs

Pursuant to the terms of the Americas DSU Plan, each Americas DSU held by a director of Americas shall be redeemed by Americas in the form and manner specified by the Compensation and Governance Committee of the Americas Board, following the date (“termination date”) such director ceases to be a director (and is not an employee of Americas), but in no event later than December 15 of the calendar year following the calendar year which includes the termination date (“settlement date”). The settlement of the Americas DSUs shall be satisfied by (i) a payment to the participant (or their beneficiaries) of a lump sum cash payment net of any applicable withholdings, equal to the number of Americas DSUs held by such director on the settlement date, multiplied by the market price of one Americas Share on the settlement date, or (ii) delivery to the participant (or their beneficiaries), on the settlement date that number of Americas Shares equal to the whole number of Americas DSUs held by such director on the settlement date, plus a cash settlement of any fraction of an Americas DSU, provided that the Company shall be entitled to sell a portion of the Americas Shares to fund payment of applicable taxes and any associated costs as contemplated by the Americas DSU Plan.

The Americas DSUs do not have votes attached to them for the purposes of the matters before the Meeting.

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Termination and Change of Control Benefits

Certain members of Americas’ management have minimum termination payments, as part of their employment agreements. Upon Closing of the Transaction, such persons will be entitled to the following termination payments if they are terminated without cause pursuant to their respective employment agreements. The Americas Board has made the decision that such members of management be treated under their employment agreements as if the Transaction is a ‘Change of Control’ for the purposes of the employment agreements. Listed below is a summary of the estimated lump sum termination and change of control payments applicable to each of the members of Americas management as of the date of this Information Circular. As at the date of the Information Circular, it is not certain which, if any, members of Americas’ management will be terminated in connection with the Transaction. The aggregate total of all termination payments set forth below is approximately $6.48 million and the minimum expected total of termination payments is expected to be approximately $1.6 million.

Name and Position	Estimated Termination Payment(1)
Darren Blasutti, President and Chief Executive Officer	$1,640,000
Warren Varga, Chief Financial Officer	$1,172,500
Peter McRae, SVP Corporate Affairs & Chief Legal Officer	$992,000
Jim Currie, Chief Operating Officer	$945,000
Stefan Axell, Vice President, Corporate Development and Communications	$666,875
Chris McCann, Vice President of Technical Services	$429,000
Albert Cheung, Vice President, Finance	$280,000
Dennis Wilson, Vice President Health, Safety, Environmental and Sustainability	$350,000

Notes:

(1)	These figures do not include amounts for benefits entitlements, pro-rata calculation of annual incentive bonuses, accrued vacation, and other amounts which may be owing to specific employees.

MI 61-101 Protection of Minority Security Holders

                Americas is subject to the requirements of MI 61-101. MI 61-101 establishes a securities regulatory framework that mitigates risks to minority security holders when a related party of the issuer, who may have superior access to information or significant influence, is involved in certain transactions. MI 61-101 does this generally by requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties and/or, in certain instances, independent valuations. The Transaction does not constitute the type of transaction that may be considered a “business combination”, so an assessment of whether there are “collateral benefits” (as defined in MI 61-101) was not required or considered.

As described above, certain officers and directors of Americas, who are considered to be “related parties” of Americas under MI 61-101, subscribed for an aggregate of 625,000 Subscription Receipts in connection with the Subscription Receipt Private Placement, representing approximately 0.11% of the number of issued and outstanding Americas Shares on a post-Closing basis. Each subscription by a “related party” is considered a “related party transaction” for the purposes of MI 61-101. Americas is exempt from the formal valuation requirements in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the Subscription Receipt Private Placement, insofar as it involved interested parties, represented less than 25% of Americas’ market capitalization. Americas is also exempt from the minority shareholder approval requirements in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) of MI 61-101 as the fair market value of the Subscription Receipt Private Placement, insofar as it involved interested parties, represented less than 25% of Americas’ market capitalization.

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The Offering Price was determined independently of the “related parties”, as a result of negotiations between the Underwriters and the Company. The participation of the “related parties” in the Subscription Receipt Private Placement was desirable and in the best interests of Americas in order to complete the Subscription Receipt Private Placement and the participation by the “related parties” in the Subscription Receipt Private Placement was minimal in relation to the aggregate gross proceeds received in connection with the Subscription Receipt Private Placement. The ‘related party transaction’ was considered by the Americas Board and the Special Committee in connection with their evaluation of the entire Transaction. No materially contrary view or abstention was expressed by any member of the Americas Board or Special Committee with respect to this determination.

There have been no “prior valuations” (as defined in MI 61-101) in respect of the Americas Shares within the 24 months preceding the date of this Information Circular and which are known to Americas or to any director or senior officer of Americas, after reasonable inquiry.

Regulatory and Shareholder Approvals and Filings

Closing of the Transaction is subject to the receipt of all necessary shareholder and regulatory approvals, including TSX Approval and NYSE Authorization of the Transaction and in respect of the Americas Shares issuable in connection with the Transaction and other customary conditions. If the requisite shareholder and regulatory approvals are obtained, the Transaction is expected to close on or about December 19, 2024. If the requisite shareholder and regulatory approvals are not obtained, the Transaction will not be completed, which may adversely impact the trading price of Americas Shares. See “Risk Factors”.

Conditional TSX Approval

Americas has made an application to the TSX to obtain all approvals required in respect of the Americas Shares issuable pursuant to the Securities Purchase Agreement, upon the exchange of Subscription Receipts issued in connection with the Subscription Receipt Private Placement, the issuance of the Edgehill Shares and the Concurrent Private Placement. The TSX has conditionally accepted the Transaction, including the Subscription Receipt Private Placement, subject to Americas fulfilling all of the requirements of the TSX (including approval by Americas Shareholders). There can be no assurance that all of the requisite approvals will be granted on a timely basis or on conditions satisfactory to Americas or that approvals will be granted at all.

TSX Requirements

The TSX Company Manual requires that the issuance of Americas Shares issuable pursuant to the Securities Purchase Agreement, the issuance of the Americas Shares upon exchange of the Subscription Receipts in connection with the Subscription Receipt Private Placement, the issuance of the Americas Shares issuable pursuant to the Advisor Share Issuance Resolution, and the aggregate dilution resulting from the above share issuances, along with the issuance of the shares issuable pursuant to the Concurrent Private Placement, be approved by the holders of a majority of the currently issued and outstanding Americas Shares.

Sprott Mining and its Associates and Affiliates shall have their votes excluded from counting on the Securities Purchase Agreement Resolution and all placees in the Subscription Receipt Private Placement and Edgehill shall have their votes excluded from voting on the Subscription Receipt Private Placement Resolution and the Advisor Share Issuance Resolution in each case, based on having an interest in the applicable resolution as determined by the TSX. For clarity, as of the date of this Information Circular, Edgehill does not hold any Americas Shares.

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Materially Affect Control

Pursuant to subsection 604(a)(i) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where, in a proposed transaction involving the issuance of securities, the transaction would materially affect control of the issuer. The TSX Company Manual defines “materially affect control” as the ability of any security holder, or a combination of security holders acting together, to influence the outcome of a vote. Additionally, any person holding more than 20% of the voting shares of a listed company is deemed to materially affect the control of that company.

The issuance of 117,270,000 Americas Shares to Sprott Mining pursuant to the Securities Purchase Agreement would result in Sprott Mining having beneficial ownership, control or direction over greater than 20% of the issued and outstanding Americas Shares on a post-Closing basis. As a result, the Transaction is expected to materially affect control of Americas and, therefore, under the TSX rules, approval of Americas Shareholders is required in order for the issuance of Americas Shares pursuant to the Transaction to proceed.

Dilution Greater than 25%

Pursuant to subsections 607(e) and 607(g)(i) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where (i) the aggregate number of securities issuable is greater than 25% of the number of securities of the issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the proposed transaction, and (ii) the price per security is less than the market price, without any applicable discount. Additionally, pursuant to subsection 611(c) of the TSX Company Manual, the TSX requires a listed issuer to obtain shareholder approval where the number of securities issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis.

The Americas Shares issuable on Closing upon the exchange of Subscription Receipts pursuant to the terms Subscription Receipt Private Placement are at a price less than the market price per Americas Shares at the time such issuances were announced. Further, the number of Americas Shares issuable pursuant to (a) the Securities Purchase Agreement, the Concurrent Private Placement and the Edgehill Shares, and (b) the Subscription Receipt Private Placement, are each expected to exceed 25% of the issued and outstanding Americas Shares on a non-diluted basis, as an aggregate of 305,682,850 Americas Shares are issuable, representing dilution of 114% based on 268,131,843 Americas Shares issued and outstanding at the time the relevant agreement were entered into. As a result, the approval of Americas Shareholders under the TSX rules is being sought in respect of the Transaction.

Offering Price

Subsection 607(e) of the TSX Company Manual requires that the price per listed security issued by way of private placement must not be lower than the market price thereof, less any applicable allowable discounts. Per TSX Staff Notice 2016-0006, when pricing a private placement, the market price of the securities being placed should reflect all material events, changes or announcements in respect of the issuer and the private placement (“Material Information”). When there is undisclosed Material Information in respect of the issuer, TSX Staff Notice 2016-0006 considers it inappropriate to price a private placement prior to dissemination of the Material Information, as the market price of the securities may not accurately reflect the business and affairs of the issuer. However, the TSX has historically allowed an exception to pricing a private placement when undisclosed Material Information of the issuer exists if the event that it is considered to be undisclosed Material Information that is “inextricably linked” to the underlying private placement agreement (the “Pricing Exception”).

The Subscription Receipt Private Placement was priced at a price of $0.40 per Subscription Receipt (the “Offering Price”) at a time when undisclosed Material Information of Americas existed (namely, the Transaction). The Edgehill Shares were also priced at the Offering Price at a time when the same undisclosed Material Information of Americas existed. As the Americas Board would not otherwise have approved entry into the Securities Purchase Agreement but for the Subscription Receipt Private Placement, the two events are “inextricably linked”. However, because greater than 30% of the proceeds from the Subscription Receipt Private Placement are expected to be used for purposes other than the Transaction (and Transaction-related expenses), the Pricing Exception is not available to Americas in the circumstances.

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Because the Pricing Exception was not available to Americas in respect of the Edgehill Shares and the Subscription Receipt Private Placement, Americas Shareholders must ratify the Offering Price used in respect of the Edgehill Shares and the Subscription Receipt Private Placement pursuant to Section 607(e) of the TSX Company Manual as a condition to the issuance of the Edgehill Shares and the Americas Shares on exchange of the Subscription Receipts in connection with Closing of the Transaction.

As at the date of this Information Circular, Americas has received conditional approval from the TSX in respect of the Americas Shares issuable pursuant to the Securities Purchase Agreement, the issuance of the Edgehill Shares and the issuance of Americas Shares on exchange of the Subscription Receipts issued pursuant to the Subscription Receipt Private Placement. There can be no assurance that Americas will be able to obtain the final approval of any of the foregoing from the TSX.

Americas is not aware of any material licences or regulatory permits that it holds which might be adversely affected by the Transaction, or of any approval or other action by any federal, provincial, state or foreign government or administrative or regulatory agency that would be required to be obtained prior to the completion of the Transaction, other than TSX Approval and NYSE Authorization.

***

INFORMATION CONCERNING AMERICAS

Corporate Structure

Name, Address and Incorporation

Americas was incorporated as Scorpio Mining Corporation (“Scorpio Mining”) pursuant to articles of incorporation dated May 12, 1998, under the CBCA. On December 23, 2014, a merger of equals transaction between Scorpio Mining and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed to combine their respective businesses by way of a plan of arrangement of U.S. Silver pursuant to section 182 of the Business Corporations Act (Ontario). Following the merger of equals, the combined company changed its name to Americas Silver Corporation (“Americas Silver”) by way of articles of amendment dated May 19, 2015. On April 3, 2019, Americas Silver completed its acquisition of Pershing Gold Corporation pursuant to a plan of merger under Nevada law. Following the completion of such merger, the Company changed its name to “Americas Gold and Silver Corporation” pursuant to articles of amendment dated effective September 3, 2019.

Americas’ principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8.

Americas is a reporting issuer in each of the provinces of Canada. The Americas Shares trade on the TSX under the symbol “USA” and on the NYSE American under the symbol “USAS”.

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Intercorporate Relationships

The intercorporate structure of Americas prior to the Closing is as follows (please see charts on next page):

Assuming completion of the Transaction, the intercorporate structure of Americas will be as follows:

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General Development of the Business

Business Overview

The Company is a precious metals producer with two operations in the world’s leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico, and the Company also owns the Relief Canyon mine (“Relief Canyon”) which is currently on care and maintenance in Nevada, USA.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40% owned, indirectly, by Mr. Eric Sprott (“Sprott”)) the primary assets of which are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into the Galena Joint Venture with Sprott effective September 9, 2019 for a 40% non-controlling interest of the Galena Complex. The goal of the joint venture agreement was to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine.

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá, which includes the San Rafael silver-zinc-lead mine, after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects including the 100%-owned EC120 Project. These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

In Nevada, USA, the Company has the 100%-owned, Relief Canyon located in Pershing County, which is currently on care and maintenance. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit and discontinued leaching and heap rinsing operations in the fourth quarter of 2023. The past-producing, permitted mine includes three historic open-pit mines, a crusher, an ore conveying system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex. The Company will continue exploring and evaluating prospective areas accessible from existing infrastructure and the surface at the Galena Complex, and early-stage targets with an emphasis on the Cosalá District.

The Americas Board is comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada and is listed on the TSX trading under the symbol “USA” and on the NYSE American under the trading under the symbol “USAS”.

Financing

In connection with Closing, Americas completed the Subscription Receipt Private Placement. For details regarding the Subscription Receipt Private Placement see “Particulars of Matters to be Acted Upon at the Meeting –Subscription Receipt Private Placement”.

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Description of the Securities

Americas’ authorized capital consists of: (i) an unlimited number of common shares, of which 278,434,402, common shares are issued and outstanding as of the date of this Information Circular, and (ii) 8,000,000 preferred shares, of which nil preferred shares are issued and outstanding as of the date of this Information Circular.

In connection with the Transaction, Americas will issue Americas Shares to Sprott Mining (or as otherwise directed by the Sprott Mining) and to the Sprott Preferred Sellers (or as otherwise directed by Paul Huet as representative of the Sprott Preferred Sellers) as partial consideration under the Securities Purchase Agreement. In addition, upon satisfaction of the Escrow Release Conditions, immediately prior to Closing, Americas will issue Americas Shares to holders of Subscription Receipts. Additionally, upon Closing, Americas will issue the Edgehill Shares to Edgehill.

Americas Shareholders are entitled to receive notice of any meeting of shareholders of Americas and to attend and to cast one vote per Americas Share at all such meetings.

Americas Shareholders are entitled to receive dividends, if any, as and when declared by the Americas Board out of monies properly applicable to the payment of dividends, in such amount and in such form as the Americas Board may from time to time determine, and all dividends which the Americas Board may declare on the Americas Shares shall be declared and paid in equal amounts per share on all Americas Shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, Americas Shareholders shall be entitled to receive the remaining property and assets of the Company.

As of November 7, 2024, there were 21,895,000 Americas Options outstanding which are exchangeable into Americas Shares, 234,076 Americas RSUs and 3,377,722 Americas DSUs. The number of Americas Shares issuable on the exercise of outstanding warrants of the Company is 37,149,020.

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Prior Sales

The following table summarizes the issuances of Americas securities during the 12-month period prior to the date of this Information Circular:

Date of Issuance	Number and Type of Securities	Price	Purpose of Transaction
December 18, 2023	1,612,125 Americas Shares	$0.31 per Americas Share	Retraction of $500,000 Principal of Convertible Debentures
January 2, 2024	1,556,765 Americas Shares	$0.32 per Americas Share	Retraction of $500,000 Principal of Convertible Debentures
January 25, 2024	421,875 Americas Shares	$0.32 per Americas Share	Consulting Fee
March 7, 2024	1,078,874 Americas Shares	$0.37 per Americas Share	Retraction of $300,000 Principal of Convertible Debentures
March 27, 2024	26,000,000 Americas Shares	$0.30 per Americas Share	Private Placement
March 27, 2024	150,000 Americas Shares	$0.30 per Americas Share	Consulting Fee
April 8, 2024	1,778,202 Americas Shares	$0.28 per Americas Share	Retraction of $500,000 Principal of Convertible Debentures
April 12, 2024	1,344,448 Americas Shares	$0.29 per Americas Share	Retraction of $400,000 Principal of Convertible Debentures
May 17, 2024	2,138,431 Americas Shares	$0.35 per Americas Share	Retraction of $750,000 Principal of Convertible Debentures
May 22, 2024	1,352,437 Americas Shares	$0.36 per Americas Share	Retraction of $500,000 Principal of Convertible Debentures
June 3, 2024	229,400 Americas Shares	$0.30 per Americas Share	Consulting Fee
June 11, 2024	978,863 Americas Shares	$0.40 per Americas Share	Retraction of $400,000 Principal of Convertible Debentures
June 26, 2024	898,547 Americas Shares	$0.38 per Americas Share	Private Placement
June 27, 2024	265,000 Americas Shares	$0.45 per Americas Share	Consulting Fee
July 17, 2024	1,507,568 Americas Shares	$0.32 per Americas Share	Retraction of $500,000 Principal of Convertible Debentures
July 25, 2024	5,325,912 Americas Shares	$0.33 per Americas Share	Retraction of $1,750,000 Principal of Convertible Debentures
August 23, 2024	1,275,032 Americas Shares	$0.31 per Americas Share	Retraction of $400,000 Principal of Convertible Debentures
September 24, 2024	1,790,443 Americas Shares	$0.33 per Americas Share	Retraction of $600,000 Principal of Convertible Debentures
October 1, 2024	1,350,280 Americas Shares	$0.37 per Americas Share	Retraction of $500,000 Principal of Convertible Debentures
October 8, 2024	200,000 Americas Shares	$0.40 per Americas Share	Exercise of Warrants
October 9, 2024	1,571,539 Americas Shares	$0.38 per Americas Share	Retraction of $600,000 Principal of Convertible Debentures
October 16, 2024	250,000 Americas Shares	$0.40 per Americas Share	Exercise of Warrants
October 21, 2024	6,250,000 Americas Shares	$0.40 per Americas Share	Private Placement
October 22, 2024	400,000 Americas Shares	$0.40 per Americas Share	Private Placement
October 23, 2024	100,000 Americas Shares	$0.40 per Americas Share	Exercise of Warrants
October 25, 2024	60,000 Americas Shares	$0.40 per Americas Share	Exercise of Warrants
November 4, 2024	1,000 Americas Shares	$0.40 per Americas Share	Exercise of Warrants
November 5, 2024	1,470,020 Americas Shares	$0.30 per Americas Share	Exercise of Warrants

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Market Price and Trading Volume Information

Americas Shares are listed on the TSX under the symbol “USA” and on the NYSE American under the symbol “USAS”.

The following table summarizes the range of high and low sales prices, rounded to the nearest whole cent (which are not necessarily the closing prices), and the aggregate trading volumes of Americas Shares traded on the TSX for each of the periods indicated:

	High ($)	Low ($)	Volume
2024
November 1 – 7	0.66	0.53	1,773,805
October	0.75	0.41	13,585,106
September	0.44	0.31	4,589,247
August	0.39	0.29	2,821,218
July	0.40	0.32	3,784,172
June	0.46	0.30	2,418,385
May	0.49	0.34	5,424,169
April	0.43	0.29	9,881,223
March	0.37	0.28	5,830,040
February	0.32	0.28	1,459,236
January	0.34	0.28	2,191,221
2023
December	0.39	0.31	3,267,560
November	0.37	0.29	3,932,541

The closing price of Americas Shares on October 8, 2024, the last trading day prior to the public announcement of the Transaction, was $0.44 per Americas Share on the TSX. The closing price of Americas Shares on November 7, 2024 was $0.63 per Americas Share on the TSX.

The following table summarizes the range of high and low sales prices, rounded to the nearest whole cent (which are not necessarily the closing prices), and the aggregate trading volumes of Americas Shares traded on the NYSE American for each of the periods indicated:

	High (US$)	Low (US$)	Volume
2024
November 1 – 7	0.48	0.38	726,580
October	0.54	0.30	5,006,896
September	0.32	0.22	1,469,399
August	0.29	0.21	1,501,125
July	0.29	0.24	969,126
June	0.35	0.22	810,768
May	0.37	0.25	2,360,006
April	0.31	0.21	2,599,404
March	0.28	0.20	13,375,381
February	0.24	0.20	806,795
January	0.25	0.20	863,122
2023
December	0.30	0.23	1,773,146
November	0.27	0.21	1,120,167

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The closing price of Americas Shares on October 8, 2024, the last trading day prior to the public announcement of the Transaction, was US$0.32 per Americas Share on the NYSE American. The closing price of Americas Shares on November 7, 2024 was US$0.44 per Americas Share on the NYSE American.

Securities Authorized for Issuance under Equity Compensation Plans

Americas has adopted a stock option plan for directors, officers, employees and eligible service providers of Americas and its subsidiaries. The Americas Option Plan is available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and has been posted to Americas’ website at https://www.americas-gold.com/investors/shareholder-meeting-documents/.

The following table provides information on the Americas’ Option Plan and share based incentive plans as of December 31, 2023.

	Number of Americas Shares to be Issued Upon Exercise of Outstanding Stock Options	Weighted- Average Exercise Price of Outstanding Options ($)	Number of Americas Shares remaining Available for Future Issuance under Equity Compensation Plans
Equity Compensations Plans Approved by Shareholders – Stock Option Plan	17,370,000	1.30	1,209,020
Equity Compensation Plans Approved by Shareholders – DSUs(1)	2,379,554	N/A	499,190
Equity Compensation Plans Approved by Shareholders – RSUs(2)	N/A	N/A	50,000
Total	19,749,554	1.30	1,958,210

Notes:

(1)	Americas DSUs granted as deferred payment of annual retainer payments for directors.
(2)	Americas RSUs granted as deferred payment of annual incentive bonus for officers.

Indebtedness of Directors and Officers

No individual who is (or who was at any time in the most recently completed financial year) a director or officer of Americas or who is proposed to be a director or officer of Americas upon Closing, or who is an Associate of any such individual, is indebted to Americas, to Sprott Mining or to any Sprott Mining Subsidiaries as of the date of this Information Circular.

Auditor, Transfer Agent and Registrar

Auditor

The auditor of Americas is PricewaterhouseCoopers LLP, Chartered Professional Accountants, PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2.

Americas’ transfer agent and registrar is Computershare, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1.

Additional Information

Additional information on Americas is available under Americas’ profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Financial information is provided in Americas’ financial statements and management discussion and analysis which are available under Americas’ profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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INFORMATION CONCERNING SPROTT MINING AND SPROTT MINING SUBSIDIARIES

Corporate Structure

The Sprott Mining Assets are owned, directly or indirectly, by Sprott Mining and Sprott Mining Subsidiaries.

Name and Incorporation

There are four Sprott Mining Subsidiaries that will be acquired pursuant to the Securities Purchase Agreement, namely Uberiis, Sprott Holdings, a corporation existing under the laws of Ontario, Sprott General Partner, a corporation existing under the laws of Ontario and Sprott LP, a limited partnership existing under the laws of the State of Delaware.

Uberiis is not, as of the date of the Information Circular, a Sprott Mining Subsidiary. Immediately prior to or concurrently with Closing, Sprott Holdings will purchase 100% of the common shares of Uberiis from the Sprott Preferred Sellers pursuant to the Uberiis Purchase Agreement. As such, as at Closing, Uberiis will be a Sprott Mining Subsidiary.

The following diagram illustrates the indirect and direct ownership of Sprott Mining Subsidiaries by Sprott Mining immediately prior to the Closing (assuming completion of the transactions contemplated by the Uberiis Purchase Agreement):

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Description of the Business of Sprott Mining and the pre-Closing Sprott Mining Subsidiaries

Sprott Mining, an Ontario company, is a private corporation beneficially owned by Mr. Eric Sprott, which is focused on acquiring, building and managing a diversified portfolio of mining assets in the Western Hemisphere. Prior to the Closing, Sprott Mining, through the Sprott Mining Subsidiaries, indirectly owns a 40% interest in the Galena Complex through the Galena Joint Venture.

Prior to the Closing and the acquisition of the common shares of Uberiis, the only material asset held directly or indirectly by the Sprott Mining Subsidiaries is their direct or indirect interest in the Galena Complex.

Description of the Business of Uberiis

Uberiis is an Ontario corporation, formed on February 1, 2023, under its former name, 1000433823 Ontario Inc. On April 12, 2023, Uberiis changed its name to its current name, Uberiis Metals Inc. Uberiis is authorized to issue an unlimited number of common shares, of which 61,400,000 are currently outstanding and held by the Sprott Preferred Sellers. Uberiis will be acquired by Sprott Holdings prior to the Closing, pursuant to the terms of the Uberiis Purchase Agreement. Uberiis has no material liabilities or assets, other than cash.

Uberiis was formed for the purposes of evaluating potential transactions with mining and mineral development companies. While Uberiis evaluated a number of potential opportunities, they did not enter into any binding transaction agreements with any party, other than in the respect of the Uberiis Purchase Agreement and the Securities Purchase Agreement. No changes are anticipated to the business of Uberiis prior to Closing and pursuant to the Securities Purchase Agreement, Sprott Mining has agreed to cause the Sprott Mining Subsidiaries (including Uberiis) to comply with certain covenants in the interim period regarding what actions they can undertake without the consent of Americas.

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RISK FACTORS

Some of the significant risk factors associated with the Transaction and the current and future business and operations of Americas following completion of the Transaction are listed below, however, these are not necessarily all of the risks that Americas now faces or will face following Closing. The exploration, development and mining of natural resources are highly speculative in nature and Americas’ operations following Closing, investments and prospects are subject to significant risks and involve risks that a combination of experience, knowledge and careful evaluation may not overcome. In evaluating the Transaction, readers should carefully consider the risks and uncertainties described below, in addition to the other information contained in this Information Circular. If any such risks materialize, the business, financial condition, liquidity and results of operations of Americas could be materially adversely affected. If this occurs, the value of Americas Shares could decline after the completion of the Transaction and Americas Shareholders could lose all or part of their investment. Additional risks and uncertainties not presently known to Americas or that Americas currently considers immaterial may also impair the business, operations, investments and prospects of Americas currently and following Closing.

Risks Relating to the Transaction

There is no certainty that all conditions to the Securities Purchase Agreement will be satisfied. Failure to complete the Transaction could negatively impact the share price of Americas or otherwise adversely affect the business of Americas.

Each of Americas, Sprott Mining and Paul Huet (as representative of the Sprott Preferred Sellers) has the right to terminate the Securities Purchase Agreement in certain circumstances. Accordingly, there can be no certainty, nor can Americas provide any assurance, that the Securities Purchase Agreement will not be terminated by either Americas, Sprott Mining or Paul Huet (as representative of the Sprott Preferred Sellers). In addition, the completion of the Transaction is subject to a number of conditions precedent, certain of which are outside the control of Americas and Sprott Mining, including Americas Shareholders approving the Transaction Resolutions and required regulatory approvals being obtained by the parties. There can be no certainty, nor can Americas provide any assurance, that these conditions will be satisfied. If for any reason the Transaction is not completed, the market price of Americas Shares may be adversely affected. Certain costs related to the Transaction, such as legal, accounting and certain financial advisor fees, must be paid by Americas even if the Transaction is not completed.

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Equity dilution associated with the Transaction could negatively affect share prices.

Americas will issue up to an aggregate of 305,682,850 Americas Shares in connection with Transaction. This represents 117,270,000 Americas Shares issuable to Sprott Mining and 52,730,000 Americas Shares issuable to the Sprott Preferred Sellers (or as otherwise directed by Paul Huet as representative of the Sprott Preferred Sellers), as partial consideration under the terms of the Securities Purchase Agreement, the Edgehill Shares, the 10,000,000 Americas Shares issuable pursuant to the Concurrent Private Placement and 125,000,000 Americas Shares issuable to purchasers of Subscription Receipts under the Subscription Receipt Private Placement upon exchange of the Subscription Receipts. The issuance of up to 305,682,850 Americas Shares in the aggregate will represent approximately 52.3% of the number of issued and outstanding Americas Shares on Closing and will be dilutive to Americas. The future sale of a substantial number of Americas Shares by Sprott Mining or the Sprott Preferred Sellers or the perception that such sale could occur could adversely affect prevailing market prices for Americas Shares.

There is no certainty that the Americas Board Changes and changes to Americas senior management will be integrated as planned.

Pursuant to the terms of the Securities Purchase Agreement, Sprott Mining and the Sprott Preferred Sellers, collectively, are entitled to determine half of the directors appointed to the Americas Board, effective immediately post-Closing. There can be no assurance that the new directors appointed to the Americas Board will be able to prevent a material adverse effect on the business, financial condition and operating results of the Americas from occurring. There can also be no assurance that new directors appointed to the Americas Board in connection with the Americas Board Changes, and the new members of Americas senior management, will be able to successfully and efficiently integrate into their new roles as directors and/or officers of Americas, which may have a material adverse effect on the business, financial condition and operating results of Americas following Closing. As a result, it is possible that the benefits expected from the Transaction as it relates to the addition of new directors and officers of Americas will not be realized.

There may be potential undisclosed liabilities associated with the Transaction.

Although Americas has carried out due diligence in connection with the Transaction, there may be liabilities with respect to the Sprott Mining Assets that Americas failed to discover or was unable to quantify in its due diligence. The representations, warranties and indemnities contained in the Securities Purchase Agreement have certain survival periods and indemnification thresholds that would need to be met before a misrepresentation would be actionable.

Americas may not realize the benefits of acquiring the remaining 40% joint venture interest in the Galena Complex

The Securities Purchase Agreement has been entered into with the expectation that the successful completion of the Transaction will result in enhanced growth opportunities for Americas. The anticipated benefits will depend in part on whether the consolidation of the Galena Joint Venture can be integrated in an efficient and effective manner. Pursuant to the Transaction, Americas is indirectly acquiring the remaining 40% joint venture interest in the Galena Joint Venture such that following Closing, Americas will indirectly wholly own the Galena Complex.

No assurance can be given that the intended or expected production estimates will be achieved at the Galena Complex. Failure to meet such production estimates could have a material effect on the Company’s future cash flows, financial performance and financial position. Production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions and physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing. Actual production may vary from its mineral reserve estimates for a variety of other reasons, including:

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•	actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;

•	short‐term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;

•	mine failures, slope and underground rock failures or equipment failures;

•	industrial accidents;

•	natural phenomena, such as inclement weather conditions, floods, droughts, rockslides and earthquakes;

•	encountering unusual or unexpected geological conditions;

•	changes in power and potential power shortages;

•	shortages of principal supplies needed for operations, including explosives, fuels, chemical reagents, water, equipment, parts and lubricants;

•	labour shortages, loss of key personnel or strikes or other related interruptions to normal operations;

•	pandemics or national or global health crises;

•	acts of terrorism, civil disobedience and protests; and

•	restrictions or regulations imposed by government agencies or other changes in the regulatory environment.

There is no assurance that the TSX will provide final listing approval for the Americas Shares issuable pursuant to the Transaction.

While the TSX has granted Americas conditional approval in respect of the listing of the Americas Shares issuable pursuant to the Securities Purchase Agreement, the Subscription Receipt Private Placement, the Edgehill Shares and the Concurrent Private Placement, the issuance of such Americas Shares is subject to final listing approval from the TSX. Although Americas expects that it will be able to satisfy the listing conditions of the TSX, there is no assurance that the TSX will grant final listing approval, or that listing approval will be granted immediately in connection with Closing. A delay in receiving final listing approval, or the failure of the TSX to provide final listing approval at all, may negatively affect the value of Americas Shares.

Risks Relating to the Business and Operations of Americas

Whether or not the Transaction Resolutions are approved and the Transaction is completed, Americas will continue to face many of the risks that it currently faces with respect to its business and affairs. A description of the risk factors applicable to Americas’ business is contained under the heading “Risk Factors” in Americas’ Annual Information Form dated March 29, 2024, the risks disclosed in Americas’ management discussion and analysis for the year ended December 31, 2023 and in Americas’ management discussion and analysis for the period ended September 30, 2024 and in Americas’ other materials filed from time to time with the Canadian securities regulatory authorities, which are available on SEDAR+ at www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov.

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BOARD APPROVAL

The contents and sending of this Information Circular have been approved by the Americas Board. Where information contained in this Information Circular rests particularly within the knowledge of a person or company other than Americas, Americas has relied upon information furnished by such person or company.

Dated: November 7, 2024

BY ORDER OF THE BOARD OF DIRECTORS
(signed) “Darren Blasutti”
Darren Blasutti President and Chief Executive Officer

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APPENDIX “A” -

FAIRNESS OPINION

TD Securities Inc. 66 Wellington Street West TD Bank Tower, 9th Floor Toronto, Ontario M5K 1A2

October 7, 2024

The Board of Directors of Americas Gold and Silver Corporation

Suite 2870, 145 King Street West

Toronto, ON

M5H 1J8

To the Board of Directors of Americas Gold and Silver Corporation:

TD Securities Inc. (“TD Securities”) understands that Americas Gold and Silver Corporation (“USA”) is considering the acquisition of entities owning the remaining 40% interest in the Galena Complex (“Galena”) which USA does not currently own (the “Acquisition”), from an affiliate of Eric Sprott (the "Seller"), pursuant to a definitive purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Seller will receive: (a) 170,000,000 USA common shares (“USA Common Shares”), (b) US$10,000,000 in cash, and (c) monthly silver deliveries of 18,500 ounces for a period of 36 months starting January 2026 (collectively, the "Consideration"). The above description is summary in nature. The specific terms and conditions of the Acquisition are set out in the Purchase Agreement and are to be more fully described in the management circular of USA, which is to be sent to the holders of USA Common Shares (the “USA Shareholders”) in connection with the Acquisition.

ENGAGEMENT OF TD SECURITIES

TD Securities was formally engaged by USA pursuant to an engagement agreement effective September 1, 2024 (the “Engagement Agreement”), to provide financial advisory services to USA in connection with the Acquisition. Pursuant to the Engagement Agreement, USA has asked TD Securities to prepare and deliver to the Board of Directors of USA an opinion (the “Opinion”) regarding the fairness, from a financial point of view, to USA of the Consideration to be paid pursuant to the Acquisition by USA. TD Securities has not prepared a valuation of Galena or USA and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, portion of which is payable on delivery of the Opinion (regardless of its conclusions) and a portion of which is contingent on completion of the Acquisition, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, USA has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On October 7, 2024, TD Securities orally delivered the Opinion to the Board of Directors of USA based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. This Opinion provides the same opinion, in writing, as that given orally by TD Securities on October 7, 2024.

CREDENTIALS OF TD SECURITIES

TD Securities is one of North America’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

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The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of USA, the Seller or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Acquisition other than to USA pursuant to the Engagement Agreement.

During the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by USA, TD Securities and its affiliates have not provided any investment banking services to USA other than mergers and acquisitions advice on potential transactions that did not materialize. The Toronto-Dominion Bank (“TD Bank”), the parent company of TD Securities, directly or through one or more affiliates, may provide banking services and other financing services to USA, the Seller and related entities in the normal course of business. TD Securities is acting as joint bookrunner in a bought deal private placement in connection with the Acquisition.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Acquisition, USA, the Seller or any other Interested Party.

The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for USA, the Seller or any other Interested Party. TD Bank may continue to provide in the future, in the ordinary course of business, banking services including loans to USA, the Seller or any other Interested Party.

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness, accuracy or reasonableness of) or carried out, among other things, the following:

1.	A draft of the Purchase Agreement as of October 5, 2024;

2.	Voting and Support Agreements as of October 5, 2024;

3.	Audited financial statements and management's discussion and analysis related thereto of USA for the fiscal years ended December 31, 2021, 2022 and 2023;

4.	Quarterly interim reports of USA including unaudited financial statements and related management's discussion and analysis, for the fiscal quarters ended March 31, 2024 and June 30, 2024;

5.	Other securities regulatory filings of USA for the years ended December 31, 2021, 2022 and 2023;

6.	USA National Instrument 43-101 Technical Reports for key assets as TD Securities deemed relevant;

7.	Internal reports relating to Galena and Cosalá prepared by USA management;

8.	Operating and financial models prepared by USA;

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9.	Discussions with management of USA with respect to various risks related to USA's and Galena's operations and long-term prospects, and other issues and matters considered relevant by TD Securities;

10.	Representations contained in a certificate dated October 7, 2024, from senior officers of USA (the “Certificate”);

11.	Various research publications prepared by equity research analysts regarding USA and other selected public entities considered relevant;

12.	Public information relating to the business, operations, financial performance and trading history of USA and other selected public entities considered relevant;

13.	Public information with respect to certain other transactions of a comparable nature considered relevant; and

14.

Such other financial, legal and operating information and materials assembled by USA management and such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by USA to any information requested by TD Securities. TD Securities did not meet with the auditors of USA and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of USA and any reports of the auditors thereon.

PRIOR VALUATIONS

Senior officers of USA, on behalf of USA and not in their personal capacities, have represented to TD Securities that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to Galena, USA or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of USA other than those which have been provided to TD Securities or, in the case of valuations known to USA which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With USA's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of all financial and other data and information filed by USA with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval+ ("SEDAR+")), provided to it by or on behalf of USA or its representatives in respect of USA and/or its affiliates, or otherwise obtained by TD Securities, including the Certificate identified above (collectively, the “Information”). The Opinion is conditional upon such accuracy, completeness and fair presentation of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

TD Securities was not engaged to review and has not reviewed any of the legal, tax or accounting aspects of the Acquisition. TD Securities has assumed that the Acquisition complies with all applicable laws.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein which TD Securities has been advised by USA are (or were at the time of preparation and continue to be), in the reasonable opinion of management of USA, reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

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Senior officers of USA, in their capacities as officers and not in their personal capacities, have represented and certified to TD Securities in the Certificate, to the best of their knowledge, information and belief after due inquiry with the intention that TD Securities may rely thereon in connection with the preparation of the Opinion required pursuant to the Acquisition to be delivered to USA in connection with the Engagement Agreement, as follows: (i) USA has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Galena or USA which would reasonably be expected to affect materially the Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the information, data and other material (collectively, the “Information”) as filed under USA’s profile on SEDAR+ and/or provided to TD Securities by or on behalf of USA or its representatives in respect of Galena, USA and its affiliates in connection with the Acquisition is or, in the case of historical Information was, at the date of preparation, true, complete and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by USA and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Galena or USA and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect, in each case, on the Opinion; (iv) any portions of the Information provided to TD Securities (or filed on SEDAR+) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of USA, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no valuations or appraisals relating to Galena, USA or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of USA other than those which have been provided to TD Securities or, in the case of valuations known to USA which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Galena, USA or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities.  For the purposes of paragraphs (v) and (vi), “material assets”, “material liabilities” and “material property” shall include assets, liabilities and property of Galena, USA or its affiliates having a gross value greater than or equal to US$5 million; (vii) since the dates on which the Information was provided to TD Securities (or filed on SEDAR+), no material transaction has been entered into by USA or any of its affiliates other than as disclosed to TD Securities (or filed on SEDAR+); (viii) other than as disclosed in the Information, neither Galena, USA nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Acquisition, Galena, USA or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Galena, USA, or their affiliates or the Acquisition; (ix) all financial material, documentation and other data concerning the Acquisition, Galena, USA and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of USA; (x) there are no agreements, undertakings, commitments or understanding (whether written or oral, formal or informal) relating to the Acquisition, except as have been disclosed in all material detail to TD Securities; (xi) the contents of any and all documents prepared in connection with the Acquisition for filing with regulatory authorities or delivery or communication to securityholders of USA (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act (Ontario)) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws; and (xii) to the best of its knowledge, information and belief after due inquiry, there is no plan or proposal for any material change (as defined in the Securities Act (Ontario)) in the affairs of Galena or USA prior to the closing of the Acquisition, which have not been disclosed to TD Securities.

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Acquisition can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Acquisition will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Acquisition are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to USA Shareholders in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, USA and their respective subsidiaries and affiliates or any other party involved in the Acquisition. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

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The Opinion has been provided for the exclusive use of the Board of Directors of USA in connection with the Acquisition. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Acquisition as compared to other transactions or business strategies that might be available to USA, nor does it address the underlying business decision to implement the Acquisition or any other term or aspect of the Acquisition or the Purchase Agreement or any other agreements entered into or amended in connection with the Acquisition. In considering fairness, from a financial point of view, TD Securities considered the Acquisition from the perspective of USA generally and did not consider the specific circumstances of USA Shareholders or any particular USA Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of USA. The Opinion does not constitute a recommendation to acquire or dispose of securities of any Interested Party. TD Securities has not undertaken an independent evaluation, appraisal or physical inspection of any assets or liabilities of USA, Galena or their respective subsidiaries and affiliates and has not visited Galena or any of USA's other mines or projects in connection with the Opinion. The Opinion is rendered as of October 7, 2024 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of USA, Galena and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Board of Directors of USA regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of October 7, 2024, the Consideration to be paid pursuant to the Acquisition by USA is fair, from a financial point of view, to USA.

Yours very truly,

TD SECURITIES INC.

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